Exhibit 99.1

Consolidated statement of financial position

at March 31, 2018 and March 31, 2017

	Notes	March 31, 2018	March 31, 2017
		R’000	R’000

ASSETS
Non-current assets
Property, plant and equipment	6	334,038	294,120
Intangible assets	7	898,527	881,900
Finance lease receivable	8	—	22
Deferred tax assets	18	40,717	28,130
Total non-current assets		1,273,282	1,204,172

Current assets
Assets classified as held for sale	6	17,058	—
Inventory	9	57,013	26,449
Trade and other receivables	10	286,406	260,576
Finance lease receivable	8	—	140
Taxation	28	30,373	26,302
Restricted cash	11	20,935	13,268
Cash and cash equivalents	12	308,258	375,782
Total current assets		720,043	702,517
Total assets		1,993,325	1,906,689

EQUITY
Stated capital	13	846,405	854,345
Other reserves	14	(51,614)	(4,370)
Retained earnings		722,380	594,514
Equity attributable to owners of the parent		1,517,171	1,444,489
Non-controlling interest		10	(1,558)
Total equity		1,517,181	1,442,931

LIABILITIES
Non-current liabilities
Deferred tax liabilities	18	82,658	100,067
Provisions	19	2,132	1,833
Total non-current liabilities		84,790	101,900

Current liabilities
Trade and other payables	16	350,519	309,110
Taxation		2,832	4,521
Provisions	19	20,283	28,778
Bank overdraft	12	17,720	19,449
Total current liabilities		391,354	361,858
Total liabilities		476,144	463,758
Total equity and liabilities		1,993,325	1,906,689

The accompanying notes form an integral part of these financial statements.

Consolidated income statement

for the years ended March 31, 2018, March 31, 2017 and March 31, 2016

	Notes	March 31, 2018	March 31, 2017	March 31, 2016
		R’000	R’000	R’000

Revenue	21	1,712,482	1,540,058	1,465,021
Cost of sales		(586,963)	(498,785)	(439,305)

Gross profit		1,125,519	1,041,273	1,025,716
Other income/(expenses) — net	22	4,246	426	1,244
Operating expenses		(914,813)	(903,837)	(887,876)
Sales and marketing		(184,978)	(181,601)	(203,767)
Administration and other charges		(729,835)	(722,236)	(684,109)

Operating profit	23	214,952	137,862	139,084
Finance (costs)/income — net		(69)	10,391	150,327
Finance income	24	8,951	16,068	152,164
Finance costs	25	(9,020)	(5,677)	(1,837)

Profit before taxation		214,883	148,253	289,411
Taxation	28	(33,690)	(26,812)	(106,920)
Profit for the year		181,193	121,441	182,491

Attributable to:
Owners of the parent		181,134	121,458	182,989
Non-controlling interests		59	(17)	(498)
		181,193	121,441	182,491
Earnings per share
Basic (R)	29	0.32	0.19	0.24
Diluted (R)	29	0.32	0.19	0.23

The accompanying notes form an integral part of these financial statements.

Consolidated statement of comprehensive income

for the years ended March 31, 2018, March 31, 2017 and March 31, 2016

		March 31, 2018	March 31, 2017	March 31, 2016
	Notes	R’000	R’000	R’000

Profit for the year		181,193	121,441	182,491
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		(60,331)	(80,870)	90,665
Attributable to owners of the parent	14	(60,339)	(80,820)	90,784
Attributable to non-controlling interests		8	(50)	(119)
Taxation relating to components of other comprehensive income	14, 18, 28	(237)	(59)	(2,466)
Other comprehensive (loss)/income for the year, net of tax		(60,568)	(80,929)	88,199
Total comprehensive income for the year		120,625	40,512	270,690

Attributable to:
Owners of the parent		120,558	40,579	271,307
Non-controlling interests		67	(67)	(617)
Total comprehensive income for the year		120,625	40,512	270,690

The accompanying notes form an integral part of these financial statements.

Consolidated statement of changes in equity

for the years ended March 31, 2018, March 31, 2017 and March 31, 2016

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves* R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Balance at April 1, 2015		1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572
Total comprehensive income		—	88,318	182,989	271,307	(617)	270,690
Profit for the year		—	—	182,989	182,989	(498)	182,491
Other comprehensive income/(loss)		—	88,318	—	88,318	(119)	88,199

Total transactions with owners		(116,038)	7,838	(107,254)	(215,454)	—	(215,454)
Shares issued in relation to share options exercised		7,722	—	—	7,722	—	7,722
Share-based payment transaction		—	7,838	—	7,838	—	7,838
Dividends declared	30	—	—	(107,254)	(107,254)	—	(107,254)
Share repurchase		(123,760)	—	—	(123,760)	—	(123,760)

Balance at March 31, 2016		1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808
Total comprehensive income		—	(80,879)	121,458	40,579	(67)	40,512
Profit for the year		—	—	121,458	121,458	(17)	121,441
Other comprehensive loss		—	(80,879)	—	(80,879)	(50)	(80,929)

Total transactions with owners		(466,610)	2,247	(53,026)	(517,389)	—	(517,389)
Shares issued in relation to share options exercised	13	7,072	—	—	7,072	—	7,072
Share-based payment transaction	14	—	2,247	—	2,247	—	2,247
Dividends declared	30	—	—	(53,026)	(53,026)	—	(53,026)
Share repurchase	13	(473,682)	—	—	(473,682)	—	(473,682)

Balance at March 31, 2017		854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931

Consolidated statement of changes in equity

for the years ended March 31, 2018, March 31, 2017 and March 31, 2016

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves* R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Total comprehensive income		—	(60,576)	181,134	120,558	67	120,625
Profit for the year		—	—	181,134	181,134	59	181,193
Other comprehensive (loss)/income		—	(60,576)	—	(60,576)	8	(60,568)

Total transactions with owners		(7,940)	13,332	(53,268)	(47,876)	1,501	(46,375)
Shares issued in relation to share options and share appreciation rights exercised	13	10,726	—	—	10,726	—	10,726
Share-based payment transaction	14	—	9,000	—	9,000	—	9,000
Share-based payment — excess tax benefit	14	—	5,833	—	5,833	—	5,833
Transactions with non-controlling interests	20	—	(1,501)	—	(1,501)	1,501	—
Dividends declared	30	—	—	(53,268)	(53,268)	—	(53,268)
Share repurchase	13	(18,666)	—	—	(18,666)	—	(18,666)

Balance at March 31, 2018		846,405	(51,614)	722,380	1,517,171	10	1,517,181
* See note 14 for a composition of and movements in other reserves.

The accompanying notes form an integral part of these financial statements.

Consolidated statement of cash flows

for the years ended March 31, 2018, March 31, 2017 and March 31, 2016

		March 31, 2018	March 31, 2017	March 31, 2016
	Notes	R’000	R’000	R’000

Cash flows from operating activities
Cash generated from operations	31.2	413,025	377,115	293,808
Interest received		8,576	14,737	7,936
Interest paid		(3,731)	(5,680)	(1,831)
Taxation paid		(64,662)	(62,601)	(59,479)
Net cash generated from operating activities		353,208	323,571	240,434

Cash flows from investing activities
Purchases of property, plant and equipment	6	(238,646)	(180,230)	(155,584)
Proceeds on sale of property, plant and equipment and intangible assets		4,388	369	633
Purchases of intangible assets	7	(99,615)	(115,293)	(86,276)
Acquisition of business, net of cash acquired		—	—	(18,000)
Deferred consideration paid		—	(1,103)	(1,361)
Decrease in restricted cash		127	6,951	19,346
Increase in restricted cash		(8,389)	(3,588)	(8,472)
Net cash used in investing activities		(342,135)	(292,894)	(249,714)

Cash flows from financing activities
Proceeds from issuance of shares	13	10,726	7,072	7,722
Share repurchase	13	(18,666)	(473,682)	(123,760)
Dividends paid to Company’s owners		(53,201)	(52,966)	(107,150)
Repayments of borrowings		—	—	(41)
Acquisition of non-controlling interest	20	(1,353)	—	—
Net cash used in financing activities		(62,494)	(519,576)	(223,229)
Net decrease in cash and cash equivalents		(51,421)	(488,899)	(232,509)
Net cash and cash equivalents at the beginning of the year		356,333	860,762	927,415
Exchange (losses)/gains on cash and cash equivalents		(14,374)	(15,530)	165,856
Net cash and cash equivalents at the end of the year	12	290,538	356,333	860,762

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

for the year ended March 31, 2018

1.General information
MiX Telematics Limited (the “Company”) is a public company which is incorporated and domiciled in South Africa. The Company’s ordinary shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as Software-as-a-Service. The address of the Company’s registered office is Matrix Corner, Howick Close, Bekker Road, Waterfall Park, Midrand, South Africa, 1686. The financial statements were approved by the Board of Directors on July 2, 2018.
2.Summary of significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The annual financial statements of the Group for the year ended March 31, 2018 have been prepared in accordance with:

•	International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);

•	IFRS Interpretations Committee (“IFRIC”) interpretations applicable to companies reporting under IFRS;

•	SAICA Financial Reporting guides as issued by the Accounting Practices Committee;

•	Financial Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”);

•	the requirements of the South African Companies Act, No. 71 of 2008; and

•	the JSE Listings Requirements.
The financial statements have been prepared in thousands of Rand (R’000) under the historical cost convention except for certain financial instruments that have been measured at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements, are disclosed in note 4.

2.1.1	Changes in accounting policy and disclosures

2.1.1.1	New standards, amendments and interpretations adopted by the Group
Standards, amendments and interpretations which are effective for the financial year beginning on or after April 1, 2017 did not have a material impact on the Group.
2.1.1.2     New standards, amendments and interpretations not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2018 reporting period and have not been early adopted by the Group in fiscal 2018. The effect of adopting IFRS 9, IFRS 15 and IFRS 16 is set out below.
Management is in the final stages of its project to adopt IFRS 9, IFRS 15 and IFRS 16 and as such the figures mentioned below represent our current expectations of the impact from these standards.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Standards and amendments	Executive summary
IFRS 9 Financial Instruments (“IFRS 9”)
IFRS 9 addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 Financial Instruments: Recognition and Measurement with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 also introduces a new impairment model and aligns hedge accounting more closely with an entity’s risk management.

The standard is effective for the Group from April 1, 2018.

The most relevant change to the Group is the requirement to use an expected loss model instead of the incurred loss model, which is currently being used, when assessing the recoverability of trade and other receivables. Based on the expected loss model contained in IFRS 9, the expected increase in the provision for doubtful debts at April 1, 2018 is between R2.0 million and R4.0 million.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. It is a single, comprehensive revenue recognition model for all contracts with customers and has the objective of achieving greater consistency in the recognition and presentation of revenue. In terms of the new standard, revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018 and therefore is applicable for the Group from April 1, 2018.

The standard permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach the Group will recognize transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements only need to be applied to contracts that are not completed as of April 1, 2018.

The Group has assessed the impact of applying IFRS 15 on its financial statements and has identified the following areas that will be affected:

Costs incurred in obtaining a contract:

Commissions incurred to acquire contracts need to be capitalized and amortized, unless the amortization period is 12 months or less. Currently, the Group expenses commissions. Under IFRS 15, the amortization expense reflects the settlement of the related performance obligations, which, depending on the specific contract, may include hardware, installation, training and/or service. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract. To the extent it is not commensurate, the commission capitalized that is attributable to service will be amortized over the expected life of the contract.

The expected impact on the Group at April 1, 2018 is as follows:
— Capitalized commission asset with a net book value of between R43.0 million and
     R48.0 million; and
— Additional recurring commission liability of between R6.0 million and R8.0 million.

Recurring commission is commission which is payable for each month the customer remains with the Group. Since the commission relates to acquiring a customer contract, as part of the adoption of IFRS 15, a recurring commission liability will be recognized at the date on which the contract is acquired. The measurement will reflect the total commission payable over the minimum contractual period or, if shorter, the expected life of the contract, together with the effect of the time value of money, where significant. Under current accounting the recurring commissions are accrued for on a monthly basis.

Amortization expense of external commissions capitalized under IFRS 15 will be recognized in cost of sales, while that of internal commissions will be recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient will also be classified in the same manner. This is in line with the current income statement presentation of the commission expense. The impact of IFRS 15 on both cost of sales and sales and marketing costs for fiscal 2019 is not expected to be material based on current forecasts.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Standards and amendments	Executive summary
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
Significant financing:

In respect of contracts for which the Group receives payment more than 12 months in advance, interest expense will need to be accrued on the income received in advance liability. This will result in the revenue being measured at a higher amount when it is recognized, compared to current accounting.

At April 1, 2018, it is expected that the income received in advance liability (which will be disclosed as ‘liabilities related to contracts with customers’) will be between R1.0 million and R3.0 million higher than the balance at March 31, 2018.

Fixed escalations:

Fixed escalations will need to be spread evenly over the contract period resulting in the related revenue being different to what is actually billed. In the earlier part of the contract, revenue will be higher than the amount billed, while in the latter part it will be lower. Currently, the Group recognizes the increase in revenue due to fixed escalations only once the escalations are effective.

A contract asset of between R1.0 million and R2.0 million is expected to be recognized on April 1, 2018, reflecting the amount by which revenue should have been higher under IFRS 15 in periods prior to March 31, 2018 as a result of straight-lining the fixed escalations.

IFRS 16 Leases (“IFRS 16”)
IFRS 16 replaces IAS 17 Leases and addresses the accounting and disclosures for leases.

The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for all leases, unless the lease term is 12 months or less or the underlying asset is a low-value asset. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group will be applying IFRS 15 from April 1, 2018, the Group decided to also adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

The Group leases land and buildings, office equipment and vehicles which are currently treated as operating leases.

The expected impact on the Group at April 1, 2018 is as follows:

  — Right-of-use asset with a net book value of between R29.0 million and R32.0 million; and
  — Lease liability (net of accruals/prepayments already recognized) of between R31.0 million and R35.0 million.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Summary of the expected impact at April 1, 2018 of adopting IFRS 9, IFRS 15 and IFRS 16:

IFRS 9 assets	(R2.0 million to R4.0 million)
IFRS 15 assets	R44.0 million to R50.0 million
IFRS 16 assets	R29.0 million to R32.0 million
Total assets	R71.0 million to R78.0 million

IFRS 15 liabilities	R7.0 million to R11.0 million
IFRS 16 liabilities	R31.0 million to R35.0 million
Deferred tax liabilities	R6.0 million to R10.0 million
Total liabilities	R44.0 million to R56.0 million

Net increase in retained income	R22.0 million to R27.0 million

Summary of the expected impact on fiscal 2019 results of adopting IFRS 9, IFRS 15 & IFRS 16:
The impact on profit after tax for fiscal 2019 is not expected to be material.

2.2	Consolidation

(a)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(b)	Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred, except if related to the issue of equity securities, in which case these costs are also included in equity.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The excess of the:

•	consideration transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in the income statement as a bargain purchase gain.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Unwinding of the interest element is recognized in the income statement.
Contingent consideration is measured at fair value on acquisition date and classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the income statement.

(c)	Changes in ownership interests in subsidiaries without a change of control
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group, that is, transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Gains or losses on disposals to non-controlling interests are also recorded in equity.

2.3	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions.
Sales between segments are carried out at cost plus a margin.

2.4	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“R”), which is the Group’s presentation currency.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.
Foreign exchange gains/(losses) are classified as “Finance income/(cost) — net”.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

Notes to the consolidated financial statements

for the year ended March 31, 2018

(c)	Group companies
The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
Income and expenses for each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	All resulting exchange differences are recognized in other comprehensive income; and

(iv)	Equity items are measured at historical cost at the time of recording, translated at the rate on the date of the recording and are not retranslated to closing rates at reporting dates.
On consolidation, exchange differences arising from the translation of net investments in foreign operations are recognized in other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences are recognized in other comprehensive income.

2.5	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices, is capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life, as follows:

Property: Buildings	50 years
Plant and equipment	3 — 20 years
Motor vehicles	3 — 7 years
Other: Furniture, fittings and equipment	1 — 10 years
Computer and radio equipment	2 — 6 years
In-vehicle devices installed	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).
Gains and losses on disposal of an asset are determined by comparing the proceeds with the carrying amount and are recognized within “Other income/(expenses) — net” in the income statement.

Notes to the consolidated financial statements

for the year ended March 31, 2018

2.6	Intangible assets

(a)	Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the acquirer’s interest in the net fair value of the net assets acquired. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is not amortized but is tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. The carrying amount of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed.

(b)	Patents and trademarks
Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (three to 20 years).

(c)	Customer relationships
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (two to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.

(d)	Computer software, technology, in-house software and product development costs
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (two to five years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software or product so that it will be available for use;

•	Management intends to complete the software or product and use or sell it;

•	There is an ability to use or sell the software or product;

•	It can be demonstrated how the software or product will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software or product are available; and

•	The expenditure attributable to the software or product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.
Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred.
Technology, in-house software and product development costs are capitalized on the basis of costs incurred to acquire and bring them into use. The recognized assets have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. In addition, they are amortized over their estimated useful lives (one to 15 years).

2.7	Impairment of non-financial assets
Assets that have an indefinite useful life, goodwill and intangible assets that are not ready to use are not subject to amortization but are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value-in-use. In assessing the value-in-use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs, i.e. operating segments). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8	Financial assets

2.8.1	Classification
The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.

2.8.2	Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3	Measurement
Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.
Loans and receivables
Loans and receivables are subsequently carried at amortized cost using the effective interest method, less any impairment losses.

Notes to the consolidated financial statements

for the year ended March 31, 2018

2.8.4	Impairment of financial assets
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Loans and receivables
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.

2.9	Fair value
Fair value is determined in accordance with IFRS 13 Fair Value Measurement and is categorized as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
The carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables (excluding pre-payments), trade and other payables (excluding leave pay) and the current portion of leases approximate fair value due to their short-term nature.

2.10	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.11	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”), actual cost or weighted average cost basis, depending on the nature of the Group entity in which it is held. The cost of finished goods includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

2.12	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Notes to the consolidated financial statements

for the year ended March 31, 2018

2.13	Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available for use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.14	Restricted cash
Restricted cash includes short-term deposits and amounts held that are not highly liquid and is accounted for as loans and receivables.

2.15	Stated capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.
Where any Group company purchases the Company’s equity instruments (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the parent as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the parent.

2.16	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.

2.17	Non-current assets held for sale
Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, and financial assets, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

2.18	Taxation

2.18.1.	Current and deferred income taxes
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. In addition, to the extent the tax deduction in respect of equity-settled share-based payments exceeds the cumulative share-based payment expense, the tax is recognized directly in equity.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; and neither are deferred tax liabilities nor deferred tax assets accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.
Deferred tax (‘outside basis’ deferred tax) relating to temporary differences arising from investments in subsidiaries is considered as follows:

•
Deferred tax liabilities are recognized, except to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable that they will not reverse in the foreseeable future.

•
Deferred tax assets are recognized only to the extent that it is probable the temporary differences will reverse in the foreseeable future and there is sufficient taxable profit available against which the temporary differences can be utilized.

Temporary differences arising from investments in subsidiaries in the consolidated financial statements are different from those arising in the Company financial statements. This is because in the Company financial statements, an investment in a subsidiary is carried at cost; whereas the carrying amount in the consolidated financial statements is the consolidated net assets of the subsidiary.
Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18.2.	Dividends tax
Dividend withholding tax is currently payable at a rate of 20% (a rate of 15% was applicable for dividends paid before February 22, 2017) on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

2.19	Employee benefits

(a)	Short-term benefits
Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements.

(b)	Defined contribution plan
The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

Notes to the consolidated financial statements

for the year ended March 31, 2018

(c)	Short-term incentives — bonus plans
The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.20	Share-based payments
Equity-settled
The Group operates equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. The equity instruments that may be issued in terms of the plans include share options, retention shares, performance shares and share appreciation rights. The fair value, determined at grant date, of the employee services received in exchange for the grant of equity instruments is recognized as an expense at Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments granted:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.
Non-market performance and service conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.
When equity-settled instruments are exercised, the Company may elect to issue new shares or use treasury shares to settle its resultant obligations. For share options, the proceeds received, net of any directly attributable transaction costs, are credited to stated capital (as there are no par value shares).
The grant by the Company of equity-settled instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution to those subsidiaries. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity financial statements.
During fiscal 2018, the Company implemented a recharge agreement with its South African subsidiaries, whereby the Company will recharge the relevant subsidiary an amount equal to the market value, at exercise date, of the shares issued to the participants of the plan upon exercise. A recharge asset is recognized in the parent entity financial statements from grant date of the equity-settled instruments for the expected recharge amount based on the proportion of the vesting period that has passed. The expected recharge amount reflects expected attrition and the current share price. The contra entry to the recharge asset is recognized against the relevant investment in subsidiary undertakings as it is considered a return of the afore-mentioned capital contribution. Once the carrying value of an investment in subsidiary undertakings has been reduced to nil, further recharges from that subsidiary are recognized in profit or loss as distributions.
The Group classifies awards issued with settlement alternatives as equity-settled when the Group holds the choice of settlement and there is no past practice of settling in cash. If the counterparty holds the choice of settlement, the award is classified as cash-settled.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Cash-settled
For cash-settled share-based payment transactions, the Group measures goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group shall remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

2.21	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.
Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.
Provision for the estimated liability on all products under warranty is made on the basis of claims experience.
Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.
Provision for the anticipated costs associated with the restoration of leasehold property (decommissioning provision) is based on the Group’s best estimate of those costs required to restore the property to its original condition.
Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in administration and other charges in the income statement.

2.22	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue mainly includes amounts earned on the sale of hardware units, subscription service sales to customers and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.
The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Invoicing for the various products and services, when sold separately or as part of a multiple element revenue arrangement, occurs based on the specific contractual terms and conditions.
The Group distributes products to certain small fleet operators and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with the Group for the product. The obligation to supply the service and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (i.e. on a monthly basis).

The Group also sells hardware to motor vehicle dealerships for fitment into their vehicle trading stock. These dealerships purchase the hardware from the Group and are considered principals because they obtain title to the hardware and bear the risks and rewards of ownership. The buyer of the vehicle then enters into a service-only contract with the Group. Revenue is recognized upon sale of the hardware to the dealership and subscription revenue is recognized as the services are provided to the customer.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue
Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight-line basis over the contract period.

(b)	Hardware sales
All hardware has value on a standalone basis. Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

(c)	Driver training and other services
Revenue is recognized at the contractual hourly/daily rate as the training is performed.

(d)	Rental revenue
Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(e)	Installation revenue
Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.
(f) Repair services
Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.23	Interest income
Interest income is recognized on a time-proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.24	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.25	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.25.1.	The Group as a lessor
When assets are leased out under a finance lease, the present value of the minimum lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings is referred to as the actuarial method. The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease.
Assets leased under operating leases are included under the appropriate category of assets in the statement of financial position. Lease income on operating leases is recognized over the term of the lease on a straight-line basis.

2.25.2.	The Group as a lessee
Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Notes to the consolidated financial statements

for the year ended March 31, 2018

2.26	Dividend distribution
Any dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

3.	Financial risk management

3.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets as it relates to financial risks and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board has provided approved formal policies covering specific areas, such as foreign exchange risk as well as cash management and banking facilities.

(a)	Market risk

(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily with respect to the United States Dollar, the South African Rand, the Euro, the Australian Dollar, the Brazilian Real and the British Pound.
Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.
The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies. The foreign currency policy reduces exchange rate risk on certain recognized assets and liabilities based on economic hedging principles as opposed to using derivative financial instruments.
The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the assets of the Group’s foreign operations is reduced as a result of assets and liabilities being denominated in the same foreign currencies.
As a result of our cash reserves being held in multiple currencies, the Group has significant foreign currency exposure. A financial risk sensitivity analysis is presented in note 36.

(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
The Group’s cash flow interest rate risk arises from restricted cash, cash and cash equivalents and the bank overdraft. Bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk, which is partly offset by financial assets held at variable rates (i.e. cash and cash equivalents and restricted cash). At March 31, 2018 and 2017 the Group had no interest-bearing borrowings.
The Group is not exposed to fair value interest rate risk as the Group does not have any fixed rate interest-bearing financial instruments carried at fair value.
Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the Board for all changes to and new borrowing facilities entered into. Refer to note 36 for an interest rate risk sensitivity analysis.

(iii)	Price risk
Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

Notes to the consolidated financial statements

for the year ended March 31, 2018

(b)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from restricted cash, cash and cash equivalents as well as credit exposures to customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position, net of impairment losses where relevant.
Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group has a policy in place governing the allowance for credit losses.
Cash investments are only placed with reputable financial institutions rated BB and above (note 12). All changes in or new banking arrangements entered into are in line with the Board’s approval framework. Refer to note 10 for further disclosure on credit risk.

(c)	Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited liquidity risk due to surplus cash balances and the recurring nature of its income, which generates strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against planned cash flows on a monthly basis. In addition, working capital reviews are performed monthly.
Surplus cash is invested in interest-bearing current accounts and time deposits that are expected to readily generate cash inflows for managing liquidity risk.
In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits on its borrowing facilities. Refer to note 37 for further disclosure on liquidity risk.

3.2	Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net cash position. The Company currently has no long-term borrowings and none of its overdraft facilities, as set out in note 15, were subject to any financial covenants during fiscal 2018 and fiscal 2017.
In order to maintain the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debt, where applicable.

4.	Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during fiscal 2018 are outlined below:

(a)	Warranty claims
The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision
The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

(c)	Current and deferred income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference, this is recognized in the period in which the final outcome is determined.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Group applies the measurement principle in IAS 12 Income Taxes, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore, the Group measures uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.
The Company's interests in subsidiaries include certain loans denominated in foreign currencies which are repayable by agreement of both parties. Realization of such loans will result in taxable foreign exchange differences in accordance with prevailing legislation in South Africa. Although the Company controls the timing of the reversal of these temporary differences, given the volatility of the South African Rand and based on the Group's current assessment, it is not considered probable that the temporary difference relating to a loan between the Company and a South Africa subsidiary will not reverse in the foreseeable future. Hence, a deferred tax liability has been recognized in respect of these temporary differences (note 18).
The Group applies judgement when recognizing deferred tax assets in respect of tax losses. Deferred tax assets in respect of tax losses are recognized for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. In determining the level of future taxable profit that will be available the Group considers both an entity's historical profitability and estimates of future profitability and recognizes deferred tax for the whole or the part of the temporary difference that is more likely than not to be recovered. Where an entity has incurred historical losses, deferred tax assets are only recognized when the particular entity has shown a reasonable period of starting to return to profitability.

(d)	Impairment estimates
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. Other assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
For the purposes of assessing impairment, assets are grouped into CGUs at the lowest levels for which there are separately identifiable cash flows. The recoverable amount is based on the CGU’s value-in-use. These calculations require the use of estimates (see notes 6 and 7).

(e)	Customer relationships
The useful life applied principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.

(f)	Product development cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year-end.
The useful lives of development costs capitalized are reviewed on an at least annual basis. The useful life estimates are based on historical experience with similar assets as well as anticipation of future events such as technological changes, which may impact the useful life. The residual values of product development costs are estimated to be zero.

(g)	Provision for impairment of trade receivables
The provision for impairment of trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The provision is based on the ageing of customer accounts, customer creditworthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.
(h)    Allocation between in-vehicle devices and inventory
The allocation between in-vehicle devices and inventory reflects the Group’s estimates of how units are expected to be sold, thereby it is a significant area of judgement for the Group.

Notes to the consolidated financial statements

for the year ended March 31, 2018

5.    Segment information
Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker (“CODM”) reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO's results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

The Group’s CODM assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2018 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	872,646	84,832	957,478	440,900
Europe	115,199	78,061	193,260	65,326
Americas	194,890	32,715	227,605	79,127
Middle East and Australasia	200,241	78,424	278,665	106,835
Brazil	50,735	3,695	54,430	16,747
Total Regional Sales Offices	1,433,711	277,727	1,711,438	708,935
Central Services Organization	904	140	1,044	(149,878)
Total Segment Results	1,434,615	277,867	1,712,482	559,057
Corporate and consolidation entries	—	—	—	(117,191)
Total	1,434,615	277,867	1,712,482	441,866

Notes to the consolidated financial statements

for the year ended March 31, 2018

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2017 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	772,224	86,945	859,169	344,077
Europe	113,223	64,108	177,331	52,369
Americas	121,462	38,957	160,419	26,804
Middle East and Australasia	199,474	104,976	304,450	91,149
Brazil	32,653	5,158	37,811	9,394
Total Regional Sales Offices	1,239,036	300,144	1,539,180	523,793
Central Services Organization	878	—	878	(127,828)
Total Segment Results	1,239,914	300,144	1,540,058	395,965
Corporate and consolidation entries	—	—	—	(94,352)
Total	1,239,914	300,144	1,540,058	301,613

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2016 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	711,208	96,699	807,907	320,466
Europe	110,251	51,736	161,987	35,359
Americas	115,413	41,527	156,940	2,908
Middle East and Australasia	202,163	111,764	313,927	107,279
Brazil	18,063	5,066	23,129	1,931
Total Regional Sales Offices	1,157,098	306,792	1,463,890	467,943
Central Services Organization	1,131	—	1,131	(113,403)
Total Segment Results	1,158,229	306,792	1,465,021	354,540
Corporate and consolidation entries	—	—	—	(77,325)
Total	1,158,229	306,792	1,465,021	277,215

The revenue from external parties reported to the Group’s CODM is measured in a manner consistent with that in the income statement. There are no material non-cash items provided to the Group’s CODM other than disclosed in the reconciliation of profit for the year to Adjusted EBITDA below.

During fiscal 2018, impairments to capitalized product development costs of R2.3 million within the Africa segment and R0.4 million within the CSO segment were recognized in profit or loss. During fiscal 2017, impairments to capitalized product development costs of R2.6 million within the Africa segment and R0.5 million within the CSO segment were recognized in profit or loss. During fiscal 2017, the Brazil segment recognized a reversal of impairment in respect of in-vehicle devices of R0.8 million in profit or loss. During fiscal 2016, impairments to in-house software of R2.9 million were recognized in profit or loss within corporate and consolidation entries and the Brazil segment recognized an impairment to in-vehicle devices of R1.9 million in profit or loss.
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s CODM.

Notes to the consolidated financial statements

for the year ended March 31, 2018

A reconciliation of Adjusted EBITDA to profit for the year is disclosed below.

	March 31, 2018	March 31, 2017	March 31, 2016
	R’000	R’000	R’000

Reconciliation of Adjusted EBITDA to profit for the year
Adjusted EBITDA	441,866	301,613	277,215
Add:
Net profit on sale of property, plant and equipment and intangible assets	1,264	—	—
Reversal of impairment(1)	—	791	—
Decrease in restructuring cost provision	741	—	333
Less:
Depreciation(2)	(151,945)	(98,508)	(75,037)
Amortization(3)	(63,926)	(44,734)	(47,586)
Impairment(4)	(2,696)	(3,166)	(4,776)
Share-based compensation costs	(10,352)	(3,311)	(5,820)
Equity-settled share-based compensation costs	(9,000)	(2,247)	(7,838)
Cash-settled share-based compensation costs(5)	(1,352)	(1,064)	2,018
Net loss on sale of property, plant and equipment and intangible assets	—	(262)	(208)
Increase in restructuring cost provision(6)	—	(14,561)	—
Transaction costs arising from investigating strategic alternatives(7)	—	—	(5,037)
Operating profit	214,952	137,862	139,084
Add: Finance (costs)/income — net	(69)	10,391	150,327
Less: Taxation	(33,690)	(26,812)	(106,920)
Profit for the year	181,193	121,441	182,491

(1)	The reversal of impairment of R0.8 million in fiscal 2017 related to in-vehicle devices in the Brazil segment.

(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).

(3)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

(4)
In fiscal 2018, asset impairments relate to the impairment of capitalized product development costs of R2.3 million in the Africa segment and R0.4 million in the CSO segment. In fiscal 2017, asset impairments related to the impairment of capitalized product development costs of R2.6 million in the Africa segment and R0.5 million in the CSO segment. In fiscal 2016 includes R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices.

(5)	Cash-settled share-based payments are described in note 20.

(6)	Restructuring costs incurred in fiscal 2017 are described in note 19.

(7)	Transaction costs incurred in 2016 arising from investigating strategic alternatives are described in note 23.

Revenue generated by the South African-based operating segments of the Group (i.e. Central Services Organization and Africa, excluding East Africa) to its local and foreign-based customers amounted to R931.7 million  (2017: R836.2 million, 2016: R784.5 million) for fiscal 2018, whereas revenue generated by the foreign-based segments of the Group (i.e. Europe, Americas, East Africa, Middle East, Brazil and Australasia) to its local and foreign-based customers amounted to R780.8 million (2017: R703.9 million, 2016: R680.5 million).
Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R615.9 million (2017: R621.0 million, 2016: R533.8 million), and the total of these non-current assets located in foreign countries is R260.8 million (2017: R174.6 million, 2016: R120.8 million). These assets are allocated based on the physical location of the asset

Notes to the consolidated financial statements

for the year ended March 31, 2018

and are stated before any inter-company eliminations. The numbers above exclude assets classified as held for sale disclosed in note 6.

Notes to the annual financial statements

for the year ended March 31, 2018

6.    Property, plant and equipment

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio equipment R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000

At April 1, 2016
Cost	22,288	51,474	65,160	61,989	216,862	417,773
Accumulated depreciation and impairments	(4,324)	(33,759)	(51,186)	(387)	(92,533)	(182,189)
Net book amount	17,964	17,715	13,974	61,602	124,329	235,584

Year ended March 31, 2017
Opening net book amount	17,964	17,715	13,974	61,602	124,329	235,584
Additions	—	4,712	6,698	158,600	—	170,010
Transfers	—	—	—	(161,532)	161,532	—
Reversal of impairment (notes 5, 23, 29, 31.2)	—	—	—	—	791	791
Disposals*	—	(181)	(80)	—	(370)	(631)
Depreciation charge (notes 5, 23, 31.2)	(453)	(6,759)	(7,785)	—	(83,511)	(98,508)
Currency translation differences	—	(616)	(487)	(3,200)	(8,823)	(13,126)
Closing net book amount	17,511	14,871	12,320	55,470	193,948	294,120

At March 31, 2017
Cost	22,288	48,186	58,048	55,470	333,057	517,049
Accumulated depreciation and impairments	(4,777)	(33,315)	(45,728)	—	(139,109)	(222,929)
Net book amount	17,511	14,871	12,320	55,470	193,948	294,120

Year ended March 31, 2018
Opening net book amount	17,511	14,871	12,320	55,470	193,948	294,120
Additions	—	4,090	4,630	229,528	—	238,248
Transfers	—	(613)	613	(232,050)	232,050	—
Assets classified as held for sale	(17,058)	—	—	—	—	(17,058)
Impairment (notes 5, 23, 29, 31.2)	—	(6)	(3)	—	—	(9)
Disposals**	—	(606)	(165)	—	(1,165)	(1,936)
Depreciation charge (notes 5, 23, 31.2)	(453)	(5,237)	(6,772)	—	(139,483)	(151,945)
Currency translation differences	—	(280)	(253)	(2,777)	(24,072)	(27,382)
Closing net book amount	—	12,219	10,370	50,171	261,278	334,038

Notes to the annual financial statements

for the year ended March 31, 2018

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio equipment R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000

Year ended March 31, 2018
Cost	—	47,066	46,735	50,171	470,545	614,517
Accumulated depreciation and impairments	—	(34,847)	(36,365)	—	(209,267)	(280,479)
Net book amount	—	12,219	10,370	50,171	261,278	334,038

* The historical costs and accumulated depreciation on fully depreciated assets which were retired and removed from the accounting records during fiscal 2017 included R5.2 million relating to plant, equipment, vehicles and other, R10.1 million relating to computer and radio equipment and R31.9 million relating to in-vehicle devices installed.

** The historical costs and accumulated depreciation on fully depreciated assets which were retired and removed from the accounting records during fiscal 2018 included R1.2 million relating to plant, equipment, vehicles and other, R14.7 million relating to computer and radio equipment and R63.9 million relating to in-vehicle devices installed.
Additions of R238.2 million made in fiscal 2018 include non-cash additions of uninstalled in-vehicle devices of R1.4 million relating to the Central Services Organization segment. R1.9 million was paid in the current fiscal year which related to uninstalled in-vehicle devices which were accrued and accounted for as non-cash additions in fiscal 2017 by the Central Services Organization. Additions of R170 million made in 2017 included non-cash additions of uninstalled in-vehicle devices of R1.7 million and plant, equipment, vehicles and other of R0.2 million relating to the Central Services Organization segment. R12.1 million was paid in fiscal 2017 which related to uninstalled in-vehicle devices which were accrued and accounted for as non-cash additions in fiscal 2016 by the Central Services Organization.
Depreciation expense of R141.6 million (2017: R85.8 million, 2016: R60.2 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During fiscal 2017, a reversal of impairment of R0.8 million in respect of in-vehicle devices which were impaired in fiscal 2016 was recognized in profit or loss by the Brazil segment. The improvement in trading conditions in the Brazil segment resulted in the reassessment of its recoverable amount in fiscal 2017. In fiscal 2017 the assessment indicated that the recoverable amount was higher than its carrying value which led to the aforementioned impairment reversal.

Assets classified as held for sale
The assets classified as held for sale relate to the property held by the CSO segment. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. Management anticipate that the sale will be completed within 12 months.

Notes to the annual financial statements

for the year ended March 31, 2018

	March 31, 2018 R’000	March 31, 2017 R’000

Non-current assets
Property, plant and equipment	334,038	294,120
Current assets
Assets classified as held for sale	17,058	—
Total property, plant and equipment	351,096	294,120

Notes to the consolidated financial statements

for the year ended March 31, 2018

7.    Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Computer software, technology, in-house software and other R’000	Total R’000

At April 1, 2016
Cost	654,329	3,036	40,165	206,836	93,801	998,167
Accumulated amortization and impairments	—	(1,413)	(10,180)	(76,875)	(62,848)	(151,316)
Net book amount	654,329	1,623	29,985	129,961	30,953	846,851

Year ended March 31, 2017
Opening net book amount	654,329	1,623	29,985	129,961	30,953	846,851
Additions	—	119	—	78,020	41,269	119,408
Disposals*	—	—	—	—	—	—
Amortization charge (notes 23 and 31.2)	—	(816)	(6,762)	(28,847)	(8,309)	(44,734)
Impairment loss (notes 5, 23, 29 and 31.2)	—	—	—	(3,166)	—	(3,166)
Currency translation differences	(35,419)	—	—	(179)	(861)	(36,459)
Closing net book amount	618,910	926	23,223	175,789	63,052	881,900

At March 31, 2017
Cost	618,910	3,155	40,165	265,637	130,131	1,057,998
Accumulated amortization and impairments	—	(2,229)	(16,942)	(89,848)	(67,079)	(176,098)
Net book amount	618,910	926	23,223	175,789	63,052	881,900

Year ended March 31, 2018
Opening net book amount	618,910	926	23,223	175,789	63,052	881,900
Additions	—	31	5,300	65,342	23,965	94,638
Transfers	—	—	—	(365)	365	—
Disposals**	—	—	—	(1,188)	—	(1,188)
Amortization charge (notes 23 and 31.2)	—	(513)	(7,516)	(37,639)	(18,258)	(63,926)
Impairment loss (notes 5, 23, 29, 31.2)	—	—	—	(2,687)	—	(2,687)
Currency translation differences	(7,266)	—	(356)	(235)	(2,353)	(10,210)
Closing net book amount	611,644	444	20,651	199,017	66,771	898,527

At March 31, 2018
Cost	611,644	1,031	44,990	312,338	145,387	1,115,390
Accumulated amortization and impairments	—	(587)	(24,339)	(113,321)	(78,616)	(216,863)
Net book amount	611,644	444	20,651	199,017	66,771	898,527

* The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2017 year included R16.4 million relating to product development costs and R1.7 million relating to computer software, technology, in-house software and other.

Notes to the consolidated financial statements

for the year ended March 31, 2018

** The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2018 year included R2.2 million relating to patents and trademarks, R13.9 million relating to product development costs and R4.3 million relating to computer software, technology, in-house software and other.
In fiscal 2018, staff costs of R46.4 million (2017: R54.6 million, 2016: R45.2 million) have been capitalized to product development costs. In fiscal 2018, no staff costs were capitalized to in-house software (2017: R1.6 million, 2016: R1.3 million).
Additions of R94.6 million were made during fiscal 2018. In addition, R1.9 million relating to capitalized development costs and R3.1 million related to computer software, technology, in-house software and other intangibles were paid in the current fiscal year which were accrued and accounted for as non-cash additions in 2017. Additions of R119.4 million made during 2017 included non-cash additions of R5.0 million as described above. R0.9 million relating to capitalized development costs were paid in fiscal 2017 which were accrued and accounted for as non-cash additions in 2016.
Amortization expense of R44.1 million (2017: R30.1 million, 2016: R24.9 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During fiscal 2018, impairments to capitalized product development costs of R0.4 million within the CSO segment and R2.3 million within the Africa segment were recognized in profit or loss. During fiscal 2017, impairments to capitalized product development costs of R0.5 million within the CSO segment and R2.6 million within the Africa segment were recognized in profit or loss. The impairment losses have been included in administration and other charges in the income statement.
Included in product development costs is product development assets in progress with a net book amount of R32.1 million (2017: R51.1 million, 2016: R43.6 million). Computer software, technology, in-house software and other included no internally generated in-house software in progress (2017: R42.8 million, 2016: R18.3 million).
Change in estimate of useful lives of product development costs capitalized
During fiscal 2018, the CSO segment reassessed the useful lives of certain projects where, on average, the useful lives were increased from 5.0 years to 6.5 years. The reassessment of the useful lives resulted in a R4.5 million reduction in the product development amortization expense relative to what it would have been in fiscal 2018 had the change not occurred. The amortization reduction expected to be charged to the income statement over the future fiscal years is as follows:

Year ended March 31,
	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
R’000	1,694	611	748	457	334	303	158	106	106	27

Impairment tests for goodwill
Goodwill is allocated to the Group’s CGUs identified within its operating segments. It should be noted that, as disclosed in note 5, while CSO is reported as a reportable segment excluding any inter-company revenue and related costs, it remains a CGU, as there remains an active market for the output produced by CSO. The impairment tests for goodwill have been performed on the same basis as the previous financial years.
A summary of the goodwill at operating segment level is presented below:

	March 31, 2017 R’000	Foreign currency translation differences R'000	March 31, 2018 R’000

Central Services Organization	103,119	—	103,119
Europe	109,610	(986)	108,624
Middle East and Australasia	53,131	(6,280)	46,851
Africa	353,050	—	353,050
Total	618,910	(7,266)	611,644

Notes to the consolidated financial statements

for the year ended March 31, 2018

The recoverable amounts of all CGUs are determined based on value-in-use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five-year period. A five-year period was used to ensure that in respect of the Europe and Middle East and Australasia segments, stable cash flows are used for purposes of calculating terminal values included in the value-in-use calculations. These cash flows are based on the current market conditions and near-term expectations.
The key assumptions used for the value-in-use calculations are as follows:

2018	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	17.1	17.3	9.2	13.3
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.4	5.4	2.2	2.9

2017	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	17.6	18.6	9.8	16.0
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.5	5.5	2.3	2.5

The discount rates were calculated using the capital asset pricing model. These rates reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.
Goodwill sensitivity
Given the significant headroom that exists in the CGUs, management believes that a reasonable change in assumptions would not result in any goodwill impairments.

8.    Finance lease receivable

	March 31, 2018 R’000	March 31, 2017 R’000

Total finance lease receivable	—	162
Short-term portion receivable within 12 months	—	140
Long-term portion receivable after 12 months	—	22

The Group had entered into certain finance lease arrangements with customers to supply fleet management products and services. The terms of the leases varied between 24 and 36 months and the leases were denominated in Euro. The unguaranteed residual values of the assets leased under finance lease were considered negligible.

Notes to the consolidated financial statements

for the year ended March 31, 2018

At March 31, 2017 the finance lease receivables were neither past due nor impaired and were fully settled at March 31, 2018. In determining the recoverability of the finance lease receivables, the Group considered any change in the credit quality of the finance lease receivable from the date the leases were initially entered into until the end of the fiscal 2017 reporting year.

	March 31, 2018 R’000	March 31, 2017 R’000

Gross finance lease receivable – minimum lease payments:
Not later than one year	—	145
Later than one year but not later than five years	—	22
	—	167
Unearned finance income	—	(5)
Net investment in finance leases	—	162

The net investment in finance leases may be analyzed as follows:

	March 31, 2018 R’000	March 31, 2017 R’000

Not later than one year	—	140
Later than one year but not later than five years	—	22
Net investment in finance leases	—	162

9.    Inventory

	March 31, 2018 R’000	March 31, 2017 R’000

Inventory – finished goods	57,013	26,449

During the current year an amount of R9.3 million (2017: R10.0 million) was recognized as a charge in cost of sales as a result of the write-down of inventory to net realizable value (notes 23 and 31.2).
10.    Trade and other receivables

	March 31, 2018 R’000	March 31, 2017 R’000

Trade receivables	248,878	220,402
Less: Provision for impairment of trade receivables	(17,523)	(8,783)
Trade receivables — net	231,355	211,619
Pre-payments	27,240	24,772
Sundry debtors	27,811	24,185
	286,406	260,576

Notes to the consolidated financial statements

for the year ended March 31, 2018

The ageing of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000	Net R'000

2018
Not past due	145,346	(334)	145,012
Past due by 1 to 30 days	51,844	(2,518)	49,326
Past due by 31 to 60 days	24,763	(3,732)	21,031
Past due by more than 60 days	26,925	(10,939)	15,986
Total	248,878	(17,523)	231,355

	Gross R’000	Provision for impairment R’000	Net R'000

2017
Not past due	129,121	(920)	128,201
Past due by 1 to 30 days	54,340	(1,350)	52,990
Past due by 31 to 60 days	20,999	(1,854)	19,145
Past due by more than 60 days	15,942	(4,659)	11,283
Total	220,402	(8,783)	211,619

The trade receivables above, which are past due and not impaired, relate to a number of independent customers for whom there is no recent history of default. As at March 31, 2018, sundry debtors are neither past due nor impaired.
The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2018 R’000	March 31, 2017 R’000

South African Rand	98,148	80,037
Australian Dollar	24,016	21,754
Brazilian Real	19,129	15,684
Euro	28,192	24,411
Great Britain Pound	18,883	18,535
United Arab Emirates Dirham	2,578	3,354
United States Dollar	91,105	94,441
Other	4,355	2,360
	286,406	260,576

Notes to the consolidated financial statements

for the year ended March 31, 2018

Movements in the Group’s provision for impairment of trade and other receivables are as follows:

	March 31, 2018 R’000	March 31, 2017 R’000

Opening balance	(13,346)	(12,438)
Increase in provision for impairment (note 31.2)	(24,143)	(17,713)
Receivables written off during the year as irrecoverable — net	19,354	16,429
Foreign currency translation differences	612	376
Closing balance	(17,523)	(13,346)

The Group’s provision for impairment of trade and other receivables includes:
Trade receivables	(17,523)	(8,783)
Sundry debtors	—	(4,563)
Closing balance	(17,523)	(13,346)

The creation of the provision for impairment of trade and other receivables is included in administration and other charges in the income statement. In determining the recoverability of a receivable, the Group considers any change in the credit quality of the receivable from the date credit was initially granted until the end of the reporting year. Amounts provided for are generally written off when there is no expectation of recovering the amount.
A single sundry debtor of R4.6 million which was past due and fully impaired in fiscal 2017 was recovered in fiscal 2018.
Trade receivables of R17.9 million (2017: R11.1 million) are pledged as security for the Group’s overdraft facilities (note 12, 15).
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 11% of the gross receivable balance relating to two debtors at the end of fiscal 2018 (2017: 11% of the gross receivable balance relating to two debtors), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.

11.    Restricted cash

	March 31, 2018 R’000	March 31, 2017 R’000

Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	393
Tax refund received erroneously (denominated in South African Rand)	7,188	—
Cash securing guarantees issued in respect of products sold by MiX Telematics Europe Limited (denominated in Euro)	1,447	1,422
Cash securing guarantees issued in respect of MiX Telematics Middle East FZE relating to employee visas in the UAE (denominated in UAE Dirham)	3,616	4,192
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	6,257	5,118
Cash securing guarantees issued in respect of property lease agreements entered into by MiX Telematics Australasia (denominated in Australian Dollar)	1,034	1,143
	20,935	13,268

Notes to the consolidated financial statements

for the year ended March 31, 2018

 12.    Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flow comprise the following amounts which are included in the statement of financial position:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Cash and cash equivalents	308,258	375,782	877,136
Bank overdraft (note 15)	(17,720)	(19,449)	(16,374)
	290,538	356,333	860,762

The credit quality of cash and cash equivalents that are not impaired can be assessed by reference to external credit ratings, based on the Fitch rating scales, as follows:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Cash and cash equivalents
AA	110,854	197,873	743,600
A	82,738	78,605	48,757
BBB	33,962	99,304	84,779
BB	80,704	—	—
	308,258	375,782	877,136

The carrying amounts of net cash and cash equivalents are denominated in the following currencies:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Great Britain Pound	37,209	48,540	45,017
Brazilian Real	3,787	2,987	3,625
South African Rand	171,223	100,721	87,675
Australian Dollar	22,912	19,574	25,451
United States Dollar	48,354	178,768	698,166
Euro	4,300	4,649	(55)
Other	2,753	1,094	883
	290,538	356,333	860,762

Notes to the consolidated financial statements

for the year ended March 31, 2018

13. Stated capital

	Number of shares 000s	Stated capital R’000

At April 1, 2016	759,138	1,320,955
Shares issued in relation to share options exercised	5,125	7,072
Share repurchase from Imperial Corporate Services Proprietary Limited	(200,828)	(473,682)
Balance at March 31, 2017	563,435	854,345
Shares issued in relation to share options and share appreciation rights exercised	6,001	10,726
Share repurchase under the Share Repurchase Program	(5,016)	(18,666)

Balance at March 31, 2018	564,420	846,405

The total authorized number of ordinary shares at the end of the financial year amounted to 1 billion shares (2017: 1 billion) with no par value. All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the current or prior financial year.

In terms of a special resolution approved in fiscal 2014 a new class of no par value shares, consisting of 100 million preference shares, was created. No preference shares have been issued to date.

Share repurchases
Fiscal 2018
On May 23, 2017, the MiX Telematics Board of Directors approved a share repurchase program of up to R270 million under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

As at March 31, 2018, the following purchases had been made under the share repurchase program:

	Total number of shares repurchased 000s	Average price paid per share (1) R	Shares canceled under the share repurchase program 000s	Total value of shares purchased as part of publicly announced program R’000	Maximum value of shares that may yet be purchased under the program R’000

June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

Fiscal 2017
On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 per repurchase share, for an aggregate repurchase consideration of

Notes to the consolidated financial statements

for the year ended March 31, 2018

R474.0 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

In fiscal 2017, the financial effect of the transaction was as follows:

R’000

Aggregate repurchase consideration	473,955
Impact of discounting related to the fiscal 2017 share repurchase transaction (note 25)	(3,222)
Transaction costs capitalized	2,949
Total share repurchase costs	473,682

Equity incentive plans
The Group has issued share incentives under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution during 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme going forward.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights (“SARs”). To date only SARs have been issued.
The table below indicates the total number of awards under the LTIP which are available for issue:

Number of awards

Reconciliation of number of awards available for issue under the LTIP
Maximum number of awards that may be issued during the life of the LTIP	120,000,000
Issued in fiscal 2015	(2,900,000)
Number of awards available for issue as at March 31, 2015	117,100,000
Issued in fiscal 2016	(11,835,000)
Number of awards available for issue as at March 31, 2016	105,265,000
Issued in fiscal 2017	(13,950,000)
Number of awards available for issue as at March 31, 2017	91,315,000
Issued in fiscal 2018	(10,000,000)
Number of awards available for issue as at March 31, 2018	81,315,000

Both equity incentive plans are discussed in further detail in the sections that follow.

Share options under the TeliMatrix Group Executive Incentive Scheme
Share options have been granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire 6 years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2018 cents per share	Number of options 2018 000s	Weighted average exercise price 2017 cents per share	Number of options 2017 000s

Outstanding at the beginning of the year	266	14,613	235	28,913
Exercised	195	(5,513)	138	(5,125)
Forfeited	—	—	312	(5,875)
Expired	—	—	112	(3,300)
Outstanding at the end of the year	309	9,100	266	14,613
Exercisable at the end of the year	285	7,350	217	8,825

The weighted average remaining contractual life on share options outstanding at year-end is 1.31 years (2017: 1.87 years).
Options exercised in 2018 resulted in 5,512,500 shares (2017: 5,125,000 shares) being issued at a weighted average exercise price of 195 cents per share (2017: 138 cents per share). The related weighted average share price at the time of exercise was 608 cents per share (2017: 307 cents per share).

Refer to note 23 for the total expense recognized in fiscal year 2018 in respect of equity-settled instruments granted to employees and directors.
Share options outstanding at the end of the fiscal year have the following exercise prices:

					March 31, 2018 000's	March 31, 2017 000's

Annual shareholder return	Grant date	Expiry date	Exercise price
5%	September 13, 2011	September 13, 2017	130	cents	—	263
10%	January 3, 2012	January 3, 2018	154	cents	—	2,750
10%	November 7, 2012	November 7, 2018	246	cents	5,600	8,100
10%	September 10, 2014	September 10, 2020	411	cents	3,500	3,500
					9,100	14,613

No share options were granted during fiscal 2018 or fiscal 2017 under this scheme.

Share appreciation rights
Under the LTIP, SARs may be issued to certain directors and key employees. The award price of the SARs granted is equal to the closing market value of ordinary shares on the day preceding the date of the grant. The SARs granted vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the SARs granted are conditional on a performance condition of an annual total shareholder return in excess of 10%, taking into account any dividends paid during the vesting period, being achieved.
Upon exercise of the SARs by participants, the Group will settle the value of the difference between the award and grant price by delivering shares, alternatively as a fall back provision only, by settling the value in cash.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Movements in the total number of SARs outstanding and their related weighted average award prices are as follows:

	Weighted average award price 2018 cents per share	Number of options 2018 000s	Weighted average award price 2017 cents per share	Number of options 2017 000s

Outstanding at the beginning of the year	309	20,810	311	14,435
Granted on May 30, 2016	—	—	294	9,950
Granted on November 24, 2016	—	—	328	4,000
Granted on May 30, 2017	346	10,000	—	—
Exercised	310	(1,709)	—	—
Forfeited	314	(1,062)	303	(7,575)
Outstanding at the end of the year	322	28,039	309	20,810
Exercisable at the end of the year	313	1,306	305	725

The weighted average remaining contractual life on SARs outstanding at year-end is 4.38 years (2017: 4.88).
SARs exercised in 2018 resulted in 1,708,750 awards (2017: Nil) being issued at a weighted average exercise price of 310 cents per award (2017: nil). The related weighted average share price at the time of exercise was 464 cents per award (2017: nil).

No SARs were exercised by Group executives during fiscal 2018 and fiscal 2017.

SARs outstanding at the end of the fiscal year have the following award prices:

				March 31, 2018 000's	March 31, 2017 000's

Annual shareholder return	Grant date	Expiry date	Award price
10%	December 16, 2014	December 16, 2020	305	—	725
10%	August 31, 2015	August 31, 2021	313	7,764	9,160
10%	May 30, 2016	May 30, 2022	294	6,525	6,925
10%	November 24, 2016	November 24, 2022	328	4,000	4,000
10%	May 30, 2017	May 30, 2023	346	9,750	—
				28,039	20,810

The weighted average fair value of SARs granted during fiscal 2018 and fiscal 2017 was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
The volatility was calculated using a mixture of the Company's historical data as well as the share data of comparable companies for grants made in all financial years preceding 2018 and the Company's historical share data for grants made in the current year.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The salient details of SARs granted during fiscal 2018 are provided in the table below:

Total shareholder return

Grant date	May 30, 2017
Fair value (cents per share)	128.4
Award price (cents per share)	346
JSE share price on grant date (cents per share)	345
Expiry date	May 30, 2023
Performance conditions
– Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2018	5.17

Valuation assumptions and drivers
Volatility (%)	41.5
Anticipated forfeiture rate (%)	5.0
Anticipated dividend yield (%)	3.84
Annual risk-free interest rate (%)	7.51

The salient details of SARs granted during fiscal 2017 are provided in the table below:

	Total shareholder return	Total shareholder return

Grant date	November 24, 2016	May 30, 2016
Fair value (cents per share)	131.5	111.9
Award price (cents per share)	328	294
JSE share price on grant date (cents per share)	328	289
Expiry date	November 24, 2022	May 30, 2022
Performance conditions
– Total shareholder return of (%)	10.0	10.0
Remaining contractual life at March 31, 2018	4.65	4.17

Valuation assumptions and drivers
Volatility (%)	41.8	40.3
Anticipated forfeiture rate (%)	5.0	5.0
Anticipated dividend yield (%)	2.98	3.57
Annual risk-free interest rate (%)	8.20	8.74

Refer to note 23 for the total expense recognized in fiscal 2018 in respect of equity-settled instruments granted to employees and directors.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Group executives held the following share options outstanding at March 31, 2018 (summarized by grant date):

	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	2,500	—	2,500
C Tasker(1)	2,000	1,500	3,500
G Pretorius	1,100	1,000	2,100
C Lewis	—	1,000	1,000
	5,600	3,500	9,100
Option strike price (cents per share)	246	411
JSE share price on grant date (cents per share)	300	411
Expiry date	November 7, 2018	September 10, 2020
Performance condition
Minimum shareholder return of	10%	10%
(1) Executive director at March 31, 2018.

Group executives held the following SARs outstanding at March 31, 2018 (summarized by grant date):

	August 31, 2015 000s	May 30, 2016 000s	November 24, 2016 000s	May 30, 2017 000s	Total 000s
S Joselowitz(1)	1,000	1,000	—	1,100	3,100
C Tasker(1)	750	750	875	1,100	3,475
P Dell(1)	200	200	875	1,100	2,375
G Pretorius	500	500	875	1,100	2,975
C Lewis	500	500	875	1,100	2,975
	2,950	2,950	3,500	5,500	14,900

JSE share price on grant date (cents per share)	319	289	328	345
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022	May 30, 2023
Performance condition
Minimum shareholder return of	10%	10%	10%	10%
(1) Executive director at March 31, 2018.

No options were held by retired executives as at March 31, 2018.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The following share options were exercised by Group executives during fiscal 2018:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

C Tasker	November 29, 2017	2,000,000	January 3, 2012	154	10%	628
G Pretorius	August 8, 2017	400,000	November 7, 2012	246	10%	451
G Pretorius	November 22, 2017	750,000	January 3, 2012	154	10%	648
C Lewis	March 2, 2018	1,500,000	November 7, 2012	246	10%	600

Group executives held the following share options outstanding at March 31, 2017 (summarized by grant date):

	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	—	2,500	—	2,500
C Tasker(1)	2,000	2,000	1,500	5,500
G Pretorius	750	1,500	1,000	3,250
C Lewis	—	1,500	1,000	2,500
	2,750	7,500	3,500	13,750
Option strike price (cents per share)	154	246	411
JSE share price on grant date (cents per share)	160	300	411
Expiry date	January 3, 2018	November 7, 2018	September 10, 2020
Performance condition
Minimum shareholder return of	10%	10%	10%
(1) Executive director at March 31, 2017.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Group executives held the following SARs outstanding at March 31, 2017 (summarized by grant date):

	August 31, 2015 000s	May 30, 2016 000s	November 24, 2016 000s	Total 000s
S Joselowitz(1)	1,000	1,000	—	2,000
C Tasker(1)	750	750	875	2,375
P Dell(1)	200	200	875	1,275
G Pretorius	500	500	875	1,875
C Lewis	500	500	875	1,875
	2,950	2,950	3,500	9,400

JSE share price on grant date (cents per share)	319	289	328
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022
Performance condition
Minimum shareholder return of	10%	10%	10%
(1) Executive director at March 31, 2017.
In respect of R Botha who retired on May 31, 2015, the Board had resolved, as permitted by the share plan rules, that the options not exercised by this former executive prior to the retirement date could be exercised upon vesting before the expiry date of the option.

No options were held by retired executives as at March 31, 2017.

The following share options were exercised by Group executives during fiscal 2017:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

M Pydigadu(1)	May 30, 2016	600,000	June 4, 2010	112	10%	289
M Pydigadu(1)	November 07, 2016	750,000	November 07, 2012	246	10%	323
S Joselowitz	June 03, 2016	1,500,000	June 4, 2010	112	10%	301
B Horan(2)	June 07, 2016	250,000	January 3, 2012	154	10%	300
(1) Resigned as at February 9, 2017.
(2) Resigned as at September 30, 2016.

The following share options were exercised during fiscal 2017 by retired Group executives:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

R Botha	June 1, 2016	1,375,000	June 4, 2010	112	10%	308

Notes to the consolidated financial statements

for the year ended March 31, 2018

14.    Other reserves

	March 31, 2018 R’000	March 31, 2017 R’000

Opening balance	(4,370)	74,262
Foreign currency translation*	(60,576)	(80,879)
– Movement for the year — Gross	(60,339)	(80,820)
– Tax effect of movement	(237)	(59)
Share-based payments (notes 23 and 31.2)	14,833	2,247
– Transaction	9,000	2,247
– Excess tax benefit	5,833	—
Transaction with non-controlling interests**	(1,501)	—
Closing balance	(51,614)	(4,370)

Foreign currency translation*	42,226	102,802
Reserve on transaction with non-controlling interest**	(138,939)	(137,438)
Share-based payments	45,099	30,266
Closing balance	(51,614)	(4,370)

* The foreign currency translation reserve mainly results from the translation of the Group's foreign subsidiaries for which it is considered probable that temporary differences will not reverse in the foreseeable future. Refer to note 18 for details about deferred taxes recognized for related temporary differences.

** During fiscal 2008, the Group acquired a non-controlling equity interest held by a minority shareholder in one of its subsidiaries in exchange for a share consideration. R137.9 million (2017: R137.9 million) of the reserve represents the difference between the consideration paid and the Group’s share in the net asset value of the subsidiary acquired which has been recorded in equity. The reserve on transaction with non-controlling interests represented the transfer of Edge Gestao Empresarial Ltda's (“Edge”) share of the historical losses of MiX Telematics Servicos De Tlematria
E Rastremento De Veiculos Do Brazil Limitada (“MiX Brazil”) from distributable reserves to non-controlling interests.
R0.5 million, representing a reduction of the reserve, relates to the transaction with Edge in fiscal 2015, whereby Edge increased its non-controlling interest in MiX Brazil from 0.0025% to 5.0%. R1.5 million of the non-controlling interest relates to the acquisition of Edge's 5% interest in MiX Brazil by MiX Investments (Proprietary) Limited (“MiX Investments”)
during fiscal 2018 (note 20).

15.    Borrowings

The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective Memorandums of Incorporation.

Other than bank overdrafts, no new borrowings were raised by the Group during fiscal 2018 and fiscal 2017.

	Interest rate	March 31, 2018 R’000	March 31, 2017 R’000

Undrawn borrowing facilities at floating rates include:
— Standard Bank Limited:
Overdraft	Prime less 1.2%	52,280	50,551
Vehicle and asset finance	Prime less 1.2%	8,500	8,500
— Nedbank Limited overdraft	Prime less 2%	10,000	10,000
		70,780	69,051

Notes to the consolidated financial statements

for the year ended March 31, 2018

The Standard Bank and Nedbank facilities have no fixed renewal date and are repayable on demand.
Included in the bank overdraft (note 12) is the following Standard Bank Limited facility which was secured by the following at March 31, 2018 and at March 31, 2017:
•cross suretyships between the following Group companies:
– MiX Telematics Africa Proprietary Limited;
– MiX Telematics International Proprietary Limited; and
– MiX Telematics Limited.

•	an unrestricted cession of book debts by the following entities:
– MiX Telematics Limited; and
– MiX Telematics International Proprietary Limited.
The facility from Nedbank Limited is unsecured.

16.    Trade and other payables

	March 31, 2018 R’000	March 31, 2017 R’000

Trade payables	98,094	79,892
Accruals	176,963	152,323
Revenue received in advance	66,120	62,990
Value added taxes	6,646	6,624
Other	2,696	7,281
	350,519	309,110

17.     Retirement benefits
It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian, Romanian and Australian employees. All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2008 and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (“RGPS”). In Romania there is a mandatory social security contribution paid to the state budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered. The full extent of the Group’s liability, in respect of the retirement benefits offered, is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such schemes in 2018 was R27.1 million (2017: R29.4 million, 2016: R27.1 million) (note 23).

Notes to the consolidated financial statements

for the year ended March 31, 2018

18.    Deferred tax

	March 31, 2018 R’000	March 31, 2017 R’000

Deferred tax liabilities
Capital allowances for tax purposes	42,828	33,616
Intangible assets	57,084	49,807
Pre-payments	2,857	2,815
Deferred foreign currency gains	33,858	61,616
Other	887	1,106
Gross deferred tax liabilities	137,514	148,960
Set-off of deferred tax balances	(54,856)	(48,893)
Net deferred tax liabilities	82,658	100,067
Deferred tax assets
Revenue received in advance	15,730	14,304
Capital allowances for tax purposes	30,556	22,107
Provisions, accruals and lease straight-lining	33,910	28,731
Assessable losses	5,892	10,736
Share-based payments	8,187	—
Other	1,298	1,145
Gross deferred tax assets	95,573	77,023
Set-off of deferred tax balances	(54,856)	(48,893)
Net deferred tax assets	40,717	28,130
Net deferred tax liability	(41,941)	(71,937)

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	(71,937)	(90,976)
Foreign currency translations	(578)	(878)
Credited/(charged) to equity (note 14)	5,596	(59)
Income statement charge (note 28)	24,978	19,976
End of the year	(41,941)	(71,937)

Deferred foreign currency gains
Deferred foreign currency gains comprise of taxable temporary differences arising on investments in subsidiaries in respect of which deferred tax has been recognized.

Recognition of deferred tax
Deferred tax at year-end has been recognized using the following corporate tax rates:

•	South Africa 28% (2017: 28%)

•	Australia 30% (2017: 30%)

•	Brazil 34% (2017: 34%)

•	Romania 16% (2017: 16%)

•	Thailand 20% (2017: 20%)

•	Uganda 30% (2017: 30%)

Notes to the consolidated financial statements

for the year ended March 31, 2018

•	United Arab Emirates 0% (2017: 0%)

•	United Kingdom 19% (2017: 19%)

•	United States of America 27% (2017: 34%)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R61.3 million (2017: R34.3 million) in respect of losses amounting to R237.3 million (2017: R133.8 million) at year-end. During fiscal 2018 the Group raised a further deferred tax asset of R0.6 million (2017: R5.3 million) in respect of a portion of the tax losses available in the Europe segment. These tax losses were incurred in prior years. Since fiscal 2015, the entity started returning to profitability resulting in a reassessment of its ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof since fiscal 2017.
The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2017	Charged/ (credited) to the income statement (note 28)	Charged/ (credited) directly to equity (note 14)	Foreign currency translation differences	March 31, 2018
	R’000	R’000	R’000	R’000	R’000

Deferred tax liabilities
Capital allowances for tax purposes	33,616	9,185	—	27	42,828
Intangible assets	49,807	7,279	—	(2)	57,084
Pre-payments	2,815	68	—	(26)	2,857
Deferred foreign currency gains	61,616	(28,318)	237	323	33,858
Other	1,106	105	—	(324)	887
	148,960	(11,681)	237	(2)	137,514

Deferred tax assets
Revenue received in advance	(14,304)	(1,426)	—	—	(15,730)
Capital allowances for tax purposes	(22,107)	(8,503)	—	54	(30,556)
Provisions, accruals and lease straight-lining	(28,731)	(5,572)	—	393	(33,910)
Assessable losses	(10,736)	4,713	—	131	(5,892)
Share-based payments	—	(2,354)	(5,833)	—	(8,187)
Other	(1,145)	(155)	—	2	(1,298)
	(77,023)	(13,297)	(5,833)	580	(95,573)
Net deferred tax liability	71,937	(24,978)	(5,596)	578	41,941

Notes to the consolidated financial statements

for the year ended March 31, 2018

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2016	Charged/ (credited) to the income statement (note 28)	Charged/ (credited) directly to equity (note 14)	Foreign currency translation differences	March 31, 2017
	R’000	R’000	R’000	R’000	R’000
Deferred tax liabilities
Capital allowances for tax purposes	27,603	6,013	—	—	33,616
Intangible assets	39,088	10,721	—	(2)	49,807
Pre-payments	1,970	845	—	—	2,815
Deferred foreign currency gains	87,878	(25,834)	(428)	—	61,616
Other	1,268	(163)	—	1	1,106
	157,807	(8,418)	(428)	(1)	148,960
Deferred tax assets
Revenue received in advance	(13,166)	(1,138)	—	—	(14,304)
Capital allowances for tax purposes	(25,609)	3,478	—	24	(22,107)
Provisions, accruals and lease straight-lining	(25,617)	(3,495)	—	381	(28,731)
Assessable losses	(1,043)	(10,178)	—	485	(10,736)
Deferred foreign currency losses	(487)	—	487	—	—
Other	(909)	(225)	—	(11)	(1,145)
	(66,831)	(11,558)	487	879	(77,023)
Net deferred tax liability	90,976	(19,976)	59	878	71,937

19.    Provisions

	March 31, 2018 R’000	March 31, 2017 R’000

Product warranties
Beginning of the year	11,538	16,564
Income statement charge	5,772	1,797
Utilized	(3,452)	(5,476)
Foreign currency translation differences	(73)	(1,347)
End of the year	13,785	11,538
Non-current portion	(516)	—
Current portion	13,269	11,538

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

Notes to the consolidated financial statements

for the year ended March 31, 2018

	March 31, 2018 R’000	March 31, 2017 R’000

Maintenance provision
Beginning of the year	3,511	4,413
Income statement charge	13,695	15,182
Utilized	(12,604)	(15,944)
Foreign currency translation differences	(173)	(140)
End of the year	4,429	3,511
Non-current portion	—	(409)
Current portion	4,429	3,102

The Group provides for maintenance required related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

	March 31, 2018 R’000	March 31, 2017 R’000

Decommissioning provision
Beginning of the year	1,424	1,812
Finance costs	213	—
Foreign currency translation differences	(21)	(388)
End of the year	1,616	1,424
Non-current portion	(1,616)	(1,424)
Current portion	—	—

The Group provides for the anticipated present value of costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is not expected to occur in the next 12 months.

	March 31, 2018 R’000	March 31, 2017 R’000

Restructuring provision
Beginning of the year	11,465	523
Income statement (reversal)/charge (note 23)	(741)	14,561
Utilized	(10,653)	(2,834)
Foreign currency translation differences	(47)	(785)
End of the year	24	11,465
Non-current portion	—	—
Current portion	24	11,465

Notes to the consolidated financial statements

for the year ended March 31, 2018

Restructuring costs
2018
R10.7 million of the restructuring provision was utilized in respect of the restructuring plans implemented during fiscal 2017, as described below. R0.7 million was released during the current financial year. The remaining restructuring provision is expected to be utilized within the first quarter of fiscal 2019.
2017
During March 2017, restructuring plans were implemented by the Europe and Middle East and Australasia segments. The total cost of the restructuring plans was expected to approximate R15.0 million. These costs consisted of estimated staff costs in respect of affected employees. By March 31, 2017, R2.7 million of the expected restructuring costs had been incurred and the remaining provision of R11.5 million was expected to be fully utilized within 12 months.
In respect of a restructuring plan implemented during fiscal 2015, the Africa segment incurred R0.1 million in respect of lease termination costs and reversed the remaining balance of R0.4 million of the restructuring provision during fiscal 2017.

	March 31, 2018 R’000		March 31, 2017 R’000

Other provisions
Beginning of the year	2,673		11,261
Income statement charge	224		281
Utilized	—		(8,600)
Foreign currency translation differences	(336)		(269)
End of the year	2,561		2,673
Non-current portion	—		—
Current portion	2,561	—	2,673

Other provisions
The provision in fiscal 2018 relates to taxation matters which may not be resolved in a manner that is favorable to the Group. The Group has raised provisions in respect of these matters based on estimates and the probability of an outflow of economic benefits and this should not be construed as an admission of legal liability.

At March 31, 2016, the Group was involved in a supplier dispute and certain taxation matters specific to the respective jurisdictions in which the Group operates. During fiscal 2017, R8.6 million was paid in full settlement of the supplier obligations provided for in fiscal 2016.

	March 31, 2018 R’000	March 31, 2017 R’000

Total provisions
Product warranties	13,785	11,538
Maintenance provision	4,429	3,511
Decommissioning provision	1,616	1,424
Restructuring provision	24	11,465
Other provisions	2,561	2,673
Total provision	22,415	30,611
Non-current portion	(2,132)	(1,833)
Current provision	20,283	28,778

Notes to the consolidated financial statements

for the year ended March 31, 2018

20.    Share-based payment liability

	March 31, 2018 R’000	March 31, 2017 R’000

Movement in share-based payment liability for the year
Opening balance	—	—
Share-based payment expense recognized during the year	1,352	1,064
Payment made in settlement of the share-based payment liability	(1,353)	(1,064)
Foreign currency translation differences	1	—
Closing balance	—	—

MiX Brazil

In June 2014, the Group entered into a quotaholders agreement with Edge, whereby Edge was granted a 5% holding in the equity interest of MiX Brazil. Prior to this quotaholders agreement Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian-based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge was in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. In terms of the quotaholders agreement, Edge had an option to transfer its interest in MiX Brazil back to the Group at fair value. The quotaholders agreement with Edge represented a cash-settled share-based payment.

In September 2017, Edge exercised the put option in the quotaholders agreement. In terms of the subsequent sale agreement MiX Investments (Proprietary) Limited acquired Edge’s 5% equity interest in MiX Brazil for R1.4 million which increased the Group's interest in MiX Brazil to 100%. As a result, the Group recognized a cash-settled share-based payment expense and liability of R1.4 million, which was subsequently settled. The non-controlling interest related to MiX Brazil of R1.5 million was also transferred to other reserves within equity (note 14).

At March 31, 2017, the share-based payment liability was valued using discounted cash flow analysis. The fair value was determined by the use of cash flow projections based on approved budgets covering a five-year period. These cash flows were based on the current market conditions and near-term expectations. On a stand-alone basis at the end of fiscal 2017, the cash flow projections including debt revealed that the liability was unlikely to result in a cash outflow for the Group and as such its carrying amount was zero.

The key assumptions used in the discounted cash flow analysis in fiscal 2017 were:

March 31, 2017

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	21.0
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	4.5

MiX Fleet Support Trust

The cash-settled share-based payment expense incurred in 2017 was in respect of the sale of the MiX Telematics Fleet Support Trust's 51% interest in MiX Telematics Fleet Support Services Proprietary Limited to MiX Telematics Africa Proprietary Limited. The proceeds from this transaction were distributed to certain employees who are beneficiaries of the trust. The Group has no further obligations in respect of this transaction.

Notes to the consolidated financial statements

for the year ended March 31, 2018

21.    Revenue

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Subscription revenue	1,434,615	1,239,914	1,158,229
Hardware sales	227,752	222,315	221,306
Driver training, installation and other	50,115	77,829	85,486
	1,712,482	1,540,058	1,465,021

22.    Other income/(expenses) — net

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Insurance reimbursement relating to operating costs	2,500	—	—
Profit/(loss) on disposal of property, plant and equipment and intangible assets (note 31.2)	1,264	(262)	(208)
Other	482	688	1,452
	4,246	426	1,244

23.    Operating profit

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Operating profit is stated after accounting for the following charges:
Amortization (notes 7 and 31.2)	63,926	44,734	47,586
Depreciation (notes 6 and 31.2)	151,945	98,508	75,037
Impairment of intangible assets (notes 7 and 31.2)	2,687	3,166	2,871
Impairment/(reversal of impairment) of property, plant and equipment (notes 6 and 31.2)	9	(791)	1,905
Operating lease charges — premises, vehicles and equipment	24,622	24,690	23,536
Restructuring costs (note 19)	(741)	14,561	(333)
Write-down of inventory to net realizable value (notes 9 and 31.2)	9,294	9,967	5,317
Research expenditure	1,624	2,398	1,540
Transaction costs arising from investigating strategic alternatives	—	—	5,037
Professional fees	32,689	22,358	24,940
Staff costs	601,656	587,474	573,165
– Salaries, wages and other costs	564,207	554,793	540,227
– Pension costs (note 17)	27,097	29,370	27,118
– Equity-settled share-based payments (notes 14 and 31.2)	9,000	2,247	7,838
– Cash-settled share-based payments (note 20)	1,352	1,064	(2,018)

Number of employees at the end of the year	1,054	1,056	1,089

Investigating strategic alternatives
During fiscal 2016, the Board of Directors entered into a process of investigating strategic alternatives relating to the Group. This extensive review, conducted with guidance from external advisers, included the optimization of capital structures and an evaluation of various ownership options.

Notes to the consolidated financial statements

for the year ended March 31, 2018

24.    Finance income

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Current accounts and short-term bank deposits	8,508	14,052	7,292
Finance lease receivable income	3	20	267
Other	440	520	567
	8,951	14,592	8,126

Net foreign exchange gains	—	1,476	144,038

	8,951	16,068	152,164

25.    Finance costs

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Overdraft	(2,324)	(2,259)	(1,490)
Impact of discounting related to the fiscal 2017 share repurchase transaction (note 13)	—	(3,222)	—
Other long-term loans	—	(50)	(186)
Decommissioning provision (note 19)	(213)	—	—
Other	(1,410)	(146)	(161)

	(3,947)	(5,677)	(1,837)

Net foreign exchange losses	(5,073)	—	—

	(9,020)	(5,677)	(1,837)

26.    Auditors’ remuneration

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Auditors’ remuneration	12,076	8,821	7,426

In fiscal 2018, auditors' remuneration includes R2.2 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

Notes to the consolidated financial statements

for the year ended March 31, 2018

27.    Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000

2018
Non-executive directors
R Bruyns(2)	773	—	—	—	—	773
C Ewing(2),(3)	348	—	—	—	—	348
R Frew(2)	746	—	—	—	—	746
E Banda	486	—	—	—	—	486
A Welton	614	—	—	—	—	614
I Jacobs	386	—	—	—	—	386
F Roji-Maplanka(4)	292	—	—	—	—	292
	3,645	—	—	—	—	3,645
Value added tax(2)	266	—	—	—	—	266
Executive committee(5)
S Joselowitz(6)	—	6,841	—	—	6,737	13,578
C Tasker(6)	—	5,393	—	—	4,133	9,526
P Dell(7)	—	1,844	100	71	1,750	3,765
G Pretorius	—	2,573	268	433	3,299	6,573
C Lewis	—	2,570	122	130	2,603	5,425
	3,911	19,221	490	634	18,522	42,778

2017
Non-executive directors
R Bruyns	794	—	—	—	—	794
C Ewing(3)	570	—	—	—	—	570
R Frew(2)	566	—	—	—	—	566
E Banda	470	—	—	—	—	470
A Welton	650	—	—	—	—	650
M Lamberti(2), (8)	115	—	—	—	—	115
I Jacobs(9)	277	—	—	—	—	277
G Nakos(10)	—	—	—	—	—	—
	3,442	—	—	—	—	3,442
Value added tax(2)	95	—	—	—	—	95
Executive committee(5)
S Joselowitz(6)	—	7,219	—	—	3,404	10,623
M Pydigadu(11)	—	2,101	98	80	1,206	3,485
C Tasker(6)	—	3,612	178	256	1,511	5,557
B Horan(12)	—	1,215	63	47	1,456	2,781
P Dell(7)	—	275	14	11	—	300
G Pretorius	—	2,096	129	335	1,147	3,707
C Lewis	—	2,328	—	144	1,099	3,571
	3,537	18,846	482	873	9,823	33,561

Notes to the consolidated financial statements

for the year ended March 31, 2018

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000
2016
Non-executive directors
R Bruyns	910	—	—	—	—	910
C Ewing(3)	538	—	—	—	—	538
R Frew(2)	387	—	—	—	—	387
E Banda	442	—	—	—	—	442
A Welton	604	—	—	—	—	604
M Lamberti(2), (8)	286	—	—	—	—	286
	3,167	—	—	—	—	3,167
Value added tax(2)	94	—	—	—	—	94

Executive committee(5)
S Joselowitz(6)	—	7,006	—	—	3,806	10,812
R Botha(13), (14)	—	390	1,979	15	728	3,112
M Pydigadu(11)	—	2,304	109	87	1,299	3,799
H Scott(13), (15)	—	586	100	—	1,054	1,740
C Tasker(6)	—	3,288	45	264	1,691	5,288
B Horan(12)	—	2,292	118	90	1,365	3,865
G Pretorius	—	1,906	118	308	1,120	3,452
C Lewis	—	2,026	52	180	1,446	3,704
	3,261	19,798	2,521	944	12,509	39,033

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.

(2)	Value added tax (“VAT”) included as part of certain invoices received. Directors’ fees shown exclude VAT.

(3)	Resigned from the Board with effect from November 7, 2017.

(4)	Appointed to the Board with effect from October 3, 2017.

(5)	All prescribed officers of the Company are included as part of the executive committee.

(6)	Executive director as at March 31, 2018, March 31, 2017 and March 31, 2016.

(7)	Appointed as Group executive committee member from February 1, 2017 and to the Board with effect from February 9, 2017. Executive director as at March 31, 2018 and March 31, 2017.

(8)	Appointed to the Board with effect from November 19, 2014, resigned from the Board with effect from August 18, 2016.

(9)	Appointed to the Board with effect from June 1, 2016.

(10)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015. Subsequently resigned as alternate director to Mark Lamberti with effect from August 18, 2016.

(11)	Resigned from the Board with effect from February 9, 2017.

(12)	Resigned with effect from September 30, 2016.

(13)	Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member. Subsequently retired from the Group executive committee on May 31, 2015.

(14)
Other benefits paid to R Botha include notice pay, severance pay and gratuity payments made as compensation for loss of office. Refer to note 13 for further details of share options held and exercised by this retired executive.

(15)	Other benefits paid to H Scott comprise gratuity payments made upon retirement.

The remaining related party transactions are set out in note 32.

Notes to the consolidated financial statements

for the year ended March 31, 2018

28.    Taxation

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Major components of taxation expense
Normal taxation	(58,668)	(46,788)	(57,545)
– Current	(55,385)	(43,434)	(53,626)
– Over-provision prior years	325	589	175
– Foreign tax paid	(2,880)	(3,711)	(3,768)
– Withholding tax	(728)	(232)	(326)

Deferred taxation (note 18)	24,978	19,976	(49,375)
– Current year	25,658	20,748	(49,365)
– Under-provision prior years	(680)	(772)	(10)
	(33,690)	(26,812)	(106,920)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000	After tax R’000

2018
Exchange differences on translating foreign operations	(60,331)	(237)	(60,568)
	(60,331)	(237)	(60,568)

	Before tax R’000	Tax impact R’000	After tax R’000

2017
Exchange differences on translating foreign operations	(80,870)	(59)	(80,929)
	(80,870)	(59)	(80,929)

	Before tax R’000	Tax impact R’000	After tax R’000

2016
Exchange differences on translating foreign operations	90,665	(2,466)	88,199
	90,665	(2,466)	88,199

Notes to the consolidated financial statements

for the year ended March 31, 2018

Tax rate reconciliation
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

		March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000
Profit before taxation		214,883	148,253	289,411
Tax at the applicable tax rate of 28%		60,167	41,511	81,035
Tax effect of:		(26,477)	(14,699)	25,885
– Income not subject to tax		(552)	—	(398)
– Expenses not deductible for tax purposes(1)		6,460	7,409	6,869
– (Non-taxable)/non-deductible foreign exchange movements(2)	`	(28,184)	(15,884)	9,376
– Withholding tax		728	232	326
– Utilization of prior year assessed losses(3)		(6,452)	(1,461)	—
– Foreign tax paid(4)		2,880	3,711	3,768
– Tax rate differential		(2,546)	1,281	(6,551)
– Deferred tax not recognized on assessed losses		517	4,049	12,833
– Deferred tax asset previously not recognized		(1,122)	(5,342)	(531)
– Under/(over)-provision prior years		355	183	(165)
– Tax incentives in addition to incurred cost(5)		(3,258)	(10,387)	—
– Share-based payment expense previously not deductible		(1,049)	—	—
– Imputation of controlled foreign company income		2,365	1,453	358
– Transfer pricing imputation		3,381	57	—
		33,690	26,812	106,920

(1)	These non-deductible expenses consist primarily of items of a capital nature and costs attributable to exempt income.

(2)	The (non-taxable)/non-deductible foreign exchange movements arise as a result of the Group’s internal loan structures.

(3)
The utilization of assessed losses arises mainly in Europe, the Americas and Brazil where historical assessed losses are being utilized, as these entities are now generating taxable profits. During prior years, deferred tax assets have not been recorded for assessed losses in the Americas and Brazil.

(4)	The foreign tax paid relates primarily to withholding taxes on revenue earned in jurisdictions where the Group does not have a legal entity.

(5)	The tax incentives relate mainly to the section 11D allowance detailed below.

The Group’s weighted average tax rate is 15.7% (2017: 18.1%, 2016: 36.9%).

Section 11D allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

Notes to the consolidated financial statements

for the year ended March 31, 2018

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in fiscal 2013 and fiscal 2014 did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R20.5 million in respect of S11D deductions, of which R2.3 million was recognized in the current financial year. R17.7 million relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million raised at March 31, 2018.

The taxation receivable includes amounts due of R17.7 million in respect of S11D tax incentives at March 31, 2018 (2017: R14.9 million).

29.    Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Profit attributable to owners of the parent	181,134	121,458	182,989
Weighted average number of ordinary shares in issue (000s)	561,088	629,626	775,139
Basic earnings per share (R)	0.32	0.19	0.24

Diluted

Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year. Share options and share appreciation rights granted to employees under the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), as disclosed in note 13, are considered to be potential ordinary shares. They have been included in the determination of diluted earnings per share if the required target share price or annual shareholder return hurdles (as applicable) would have been met based on the Company's performance up to the reporting date, and to the extent to which they are dilutive. Details relating to the share options and share appreciation rights are set out in note 13.
Share appreciation rights were issued for the first time during fiscal 2015 and there were no potentially dilutive share appreciation rights at March 31, 2017 and March 31, 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2018

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Diluted profit attributable to owners of the parent	181,134	121,458	182,989

Weighted average number of ordinary shares in issue (000s)	561,088	629,626	775,139
Adjusted for:
— potentially dilutive effect of share appreciation rights	7,230	—	—
— potentially dilutive effect of share options	5,663	2,193	8,275
Diluted weighted average number of ordinary shares in issue (000s)	573,981	631,819	783,414
Diluted earnings per share (R)	0.32	0.19	0.23

Adjusted earnings per share
Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the year.

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Reconciliation of adjusted earnings
Profit attributable to owners of the parent	181,134	121,458	182,989
Net foreign exchange losses/(gains)	5,073	(1,476)	(144,038)
Income tax effect on the above component(1)	(29,403)	(15,307)	48,647
Adjusted earnings attributable to owners of the parent	156,804	104,675	87,598

(1)	The income tax effect is mainly influenced by the Group’s internal loan structures (note 28).

Basic
Basic adjusted earnings per share is calculated by dividing the adjusted earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Adjusted earnings attributable to owners of the parent	156,804	104,675	87,598
Weighted average number of ordinary shares in issue (000s)	561,088	629,626	775,139
Basic adjusted earnings per share (R)	0.28	0.17	0.11

Diluted
Adjusted diluted earnings per share is calculated by dividing the diluted adjusted earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

Notes to the consolidated financial statements

for the year ended March 31, 2018

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Diluted adjusted earnings attributable to owners of the parent	156,804	104,675	87,598
Diluted adjusted weighted average number of ordinary shares in issue (000s)	573,981	631,819	783,414
Diluted adjusted earnings per share (R)	0.27	0.17	0.11

Headline earnings per share
Headline earnings per share is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable remeasurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Reconciliation of headline earnings
Profit attributable to owners of the parent	181,134	121,458	182,989
(Profit)/loss on disposal of property, plant and equipment and intangible assets (note 31.2)	(1,264)	262	208
Impairment of intangible assets (notes 5, 7 and 31.2)	2,687	3,166	2,871
Impairment/(reversal of impairment) of property, plant and equipment (notes 5, 6 and 31.2)	9	(791)	1,905
Non-controlling interest effects of adjustments	—	8	(244)
Income tax effect on the above components	(380)	(661)	2
Headline earnings attributable to owners of the parent	182,186	123,442	187,731

Basic
Basic headline earnings per share is calculated by dividing the headline earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Headline earnings attributable to owners of the parent	182,186	123,442	187,731
Weighted average number of ordinary shares in issue (000s)	561,088	629,626	775,139
Basic headline earnings per share (R)	0.32	0.20	0.24

Diluted
Diluted headline earnings per share is calculated by dividing the diluted headline earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

Notes to the consolidated financial statements

for the year ended March 31, 2018

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Diluted headline earnings attributable to owners of the parent	182,186	123,442	187,731
Diluted weighted average number of ordinary shares in issue (000s)	573,981	631,819	783,414
Diluted headline earnings per share (R)	0.32	0.20	0.24

30.    Dividends

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Dividends declared	53,268	53,026	107,254

During fiscal 2016 the Board decided to reintroduce the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

The following dividends were declared by the Company in fiscal 2018 (excluding dividends paid on treasury shares):

•
In respect of the fourth quarter of fiscal 2017, a dividend of R11.3 million was declared on May 23, 2017 and paid on June 19, 2017. Using shares in issue of 563,514,561 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the first quarter of fiscal 2018, a dividend of R14.0 million was declared on August 1, 2017 and paid on August 28, 2017. Using shares in issue of 558,498,901 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 cents per share.

•
In respect of the second quarter of fiscal 2018, a dividend of R14.0 million was declared on October 31, 2017 and paid on November 27, 2017. Using shares in issue of 559,418,095 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 cents per share.

•
In respect of the third quarter of fiscal 2018, a dividend of R14.0 million was declared on January 30, 2018 and paid on February 26, 2018. Using shares in issue of 562,320,145 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 cents per share.

The following dividends were declared by the Company in fiscal 2017:

•
In respect of the fourth quarter of fiscal 2016, a dividend of R15.2 million was declared on May 24, 2016 and paid on June 20, 2016. Using shares in issue of 761,337,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the first quarter of fiscal 2017, a dividend of R15.3 million was declared on August 4, 2016 and paid on August 29, 2016. Using shares in issue of 763,087,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the second quarter of fiscal 2017, a dividend of R11.3 million was declared on November 3, 2016 and paid on November 28, 2016. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the third quarter of fiscal 2017, a dividend of R11.2 million was declared on February 2, 2017 and paid on February 27, 2017. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The following dividends were declared by the Company in fiscal 2016:

•
In respect of fiscal 2015, a dividend of R61.5 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 8 cents per share.

•
In respect of the first quarter of fiscal 2016, a dividend of R15.4 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the second quarter of fiscal 2016, a dividend of R15.3 million was declared on November 5, 2015 and paid on November 30, 2015. Using shares in issue of 764,140,181 (excluding 30,334,819 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the third quarter of fiscal 2016, a dividend of R15.1 million was declared on February 4, 2016 and paid on February 29, 2016. Using shares in issue of 755,137,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

Notes to the consolidated financial statements

for the year ended March 31, 2018

31.    Cash flow statement
31.1    The following convention applies to figures other than adjustments:
Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.
31.2    Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Profit before taxation	214,883	148,253	289,411
Adjustments	279,727	197,023	33,779
– (Profit)/loss on disposal of property, plant and equipment and intangible assets (note 22)	(1,264)	262	208
– Depreciation (notes 6 and 23)	151,945	98,508	75,037
– Amortization (notes 7 and 23)	63,926	44,734	47,586
– Impairment of intangible assets (notes 7 and 23)	2,687	3,166	2,871
– Impairment/(reversal of impairment) of property, plant and equipment (notes 6 and 23)	9	(791)	1,905
– Finance income (note 24)	(8,951)	(14,592)	(8,126)
– Finance costs (note 25)	3,947	5,677	1,837
– Equity-settled share-based payments (notes 14 and 23)	9,000	2,247	7,838
– Cash-settled share-based payments (notes 20 and 23)	1,352	—	(2,018)
– Foreign exchange losses/(gains) (notes 24 and 25)	5,073	(1,476)	(144,038)
– Impairment of receivables (note 10)	24,143	17,713	14,735
– Write-down of inventory to net realizable value (notes 9 and 23)	9,294	9,967	5,317
– Increase in provisions	18,950	31,821	29,731
– Lease straight-line adjustment	(384)	(213)	(174)
– Finance lease fair value adjustment	—	—	1,070
Cash generated from operations before working capital changes	494,610	345,276	323,190

Changes in working capital	(81,585)	31,839	(29,382)
– (Increase)/decrease in inventories	(39,858)	28,073	(30,872)
– (Increase)/decrease in trade and other receivables	(49,601)	17,404	(46,297)
– Decrease in finance lease receivable	165	1,009	4,655
– Increase in trade and other payables	8,519	21,993	46,712
– Decrease in provisions	(26,709)	(32,854)	(24,669)
– Foreign currency translation differences on working capital	25,899	(3,786)	21,089

Cash generated from operations	413,025	377,115	293,808

Notes to the consolidated financial statements

for the year ended March 31, 2018

32.    Related party transactions
Directors’ and executive committee members’ interest
The list of directors and executive committee members and their beneficial interests declared in the Company’s share capital at year-end held directly, indirectly and by associates were as follows:

	March 31, 2018			March 31, 2017
	Direct 000s	Indirect 000s	Associate 000s	Direct 000s	Indirect 000s	Associate 000s

Non-executive
R Bruyns	—	3,697	—	—	3,697	—
C Ewing(1)	—	—	—	—	—	—
R Frew	—	63,848	70,261	—	63,848	70,261
A Welton	—	—	235	—	—	235
E Banda	—	—	—	—	—	—
I Jacobs(2)	241	14,296	—	191	—	14,281
F Roji-Maplanka(3)	—	—	—	—	—	—

Executive
S Joselowitz	26,342	—	—	26,342	—	—
C Tasker	2,057	—	2,428	900	—	2,428
P Dell	1	—	—	1	—	—
G Pretorius	338	—	—	35	—	—
C Lewis	1,525	—	—	1,525	—	—
	30,504	81,841	72,924	28,994	67,545	87,205

(1)	Resigned from the Board with effect from November 7, 2017.

(2)	Appointed to the Board with effect from June 1, 2016.

(3)	Appointed to the Board with effect from October 3, 2017.

Interests in contracts
During the year under review, the following were disclosed as contractual arrangements that existed between the Group and parties outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related party	Nature of relationship with the Group

R Bruyns	Insight Consultancy Close Corporation	Provides directors’ services
R Frew	TPF Investments Proprietary Limited	Lease agreement: Midrand office
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
A list of subsidiaries has been included in note 39.

Notes to the consolidated financial statements

for the year ended March 31, 2018

Transactions with related parties and balances outstanding at year-end are as follows (excluding key management personnel emoluments):

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Sales of goods and services	—	22,263	78,564
– Imperial Group Limited*	—	22,263	78,564
Purchases of goods and services	8,277	11,206	35,595
– TPF Investments Proprietary Limited**	8,277	5,277	7,148
– Imperial Group Limited*	—	5,929	28,447
Corporate and social investment	—	—	257
– Heartbeat centre for community development***	—	—	257
Year-end balance of receivables (included in trade and other receivables – note 10)	—	—	11,144
– Imperial Group Limited*	—	—	11,144
Year-end balance of payables (included in trade and other payables – note 16)	—	—	3,209
– TPF Investments Proprietary Limited**	—	—	—
– Imperial Group Limited*	—	—	842
– C Tasker****	—	—	2,367

*	Related party until August 1, 2016. See “Fiscal 2017 specific share repurchase” in note 13 for additional information.

**	Previously known as Thynk Property Fund Proprietary Limited.
*** Related party transactions up to May 31, 2015, when R Botha retired from the Group executive committee, have been disclosed.
**** Cash held by MiX Telematics Limited to be paid to C Tasker, a participant of the TeliMatrix Group Executive Incentive
Scheme in respect of share options exercised.

Refer to note 27 for key management personnel emoluments disclosure. Key management personnel include executive committee members.
The related parties included above are related to the Group due to certain shares in these entities being held by executive or non-executive directors of the Company or due to common directorships held.
There were no receivables from related parties at March 31, 2018 and 2017. The receivables from related parties historically arose from sales transactions, were unsecured and bore no interest. At March 31, 2016, the provision held against receivables from related parties amounted to R1.0 million.

There were no payables to related parties at March 31, 2018 and 2017. The payable in respect of C Tasker in fiscal 2016 is described above. The remaining payables in fiscal 2016 to related parties arose mainly from purchase transactions and bore no interest.
33.    Contingencies
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Group, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R43.7 million (2017: R48.4 million). No loss is considered probable under this arrangement.

34.    Commitments
Capital commitments
At March 31, the Group had approved, but not yet contracted, capital commitments for:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Property, plant and equipment	—	—	—
Intangible assets	56,406	58,036	63,670
	56,406	58,036	63,670

 At March 31, the Group had approved and contracted capital commitments for:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Property, plant and equipment	11,601	50,074	22,471
Intangible assets	17,046	24,726	33,234
	28,647	74,800	55,705

Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.
Operating leases
The Group leases various offices under operating lease agreements. The leases have various terms and escalation clauses and renewal rights.
The future minimum lease payments in respect of land and buildings under non-cancellable operating leases are as follows:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Land and buildings
Within one year	12,324	15,201	19,896
One to five years	10,862	20,354	9,767
	23,186	35,555	29,663

The Group leases various office equipment and vehicles under non-cancellable operating lease agreements. The lease terms are between one and five years with annual escalations up to 10% per annum. The Group is required to give up to three months’ notice for the termination of these agreements.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The future minimum lease payments of office equipment and vehicles under non-cancellable operating leases are as follows:

	March 31, 2018 R’000	March 31, 2017 R’000	March 31, 2016 R’000

Office equipment
Within one year	716	853	874
One to five years	674	495	1,032
	1,390	1,348	1,906

Vehicles
Within one year	1,585	1,507	836
One to five years	1,617	1,626	167
	3,202	3,133	1,003

The lease expenditure charged to the income statement during the year is disclosed in note 23.

35.    Events after the reporting period

Other than the item below, the directors are not aware of any matter material or otherwise arising since March 31, 2018 and up to the date of this report, not otherwise dealt with herein.

Dividend declared
On May 8, 2018 the Board declared in respect of the fourth quarter of fiscal 2018 which ended on March 31, 2018, a dividend of 3 South African cents per ordinary share that was paid on June 4, 2018.

36.    Financial risk sensitivity analysis
Interest rate sensitivity
A change in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2017.

		March 31, 2018 R’000	March 31, 2017 R’000

USD denominated instruments	Increase of 10 basis points	*	143
	Decrease of 10 basis points	*	(143)

ZAR denominated instruments	Increase of 100 basis points	1,811	1,000
	Decrease of 100 basis points	(1,811)	(1,000)

* Amount less than R1,000.
Foreign currency sensitivity
The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2018, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.

Notes to the consolidated financial statements

for the year ended March 31, 2018

The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian Dollar, United States Dollar, the British Pound, the Brazilian Real and the Euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss.
A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation by the amounts shown below. The analysis has been performed on the basis of the change occurring at the end of the reporting period.

		Increase/(decrease) in profit before taxation
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000

2018
Denominated currency: Functional currency
EUR:GBP	5	710	(710)
USD:GBP	5	(149)	149
USD:ZAR	5	814	(814)
EUR:ZAR	5	368	(368)
GBP:ZAR	5	(78)	78
ZAR:USD	5	2	(2)
EUR:USD	5	231	(231)
USD:AUD	5	(33)	33
AUD:ZAR	5	598	(598)
ZAR:GBP	5	(22)	22
USD:BRL	5	(33)	33

2017
Denominated currency: Functional currency
EUR:GBP	5	152	(152)
USD:GBP	5	(19)	19
USD:ZAR	5	8,028	(8,028)
EUR:ZAR	5	422	(422)
GBP:ZAR	5	(25)	25
ZAR:USD	5	(41)	41
EUR:USD	5	29	(29)
USD:AUD	5	(73)	73
EUR:AUD	5	(3)	3
AUD:ZAR	5	320	(320)
ZAR:GBP	5	(9)	9
ZAR:AUD	5	(43)	43
USD:BRL	5	(124)	124
ZAR:BRL	5	(2)	2
NGN:ZAR	5	228	(228)

Notes to the consolidated financial statements

for the year ended March 31, 2018

37.    Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited risk due to the recurring nature of its income and the availability of liquid resources. The Group meets its financing requirements through a mixture of cash generated from its operations and its access to undrawn borrowing facilities (note 15). In addition, the Group holds the following cash resources:

	March 31, 2018 R’000	March 31, 2017 R’000

Cash and cash equivalents, net of overdrafts (note 12)	290,538	356,333

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000	More than 5 years R’000

March 31, 2018
Trade payables	58,085	40,009	—	—	—
Accruals and other payables	92,318	68,646	—	—	—
Bank overdraft	17,720	—	—	—	—
Total	168,123	108,655	—	—	—

March 31, 2017
Trade payables	42,720	37,172	—	—	—
Accruals and other payables	92,353	47,610	—	—	—
Bank overdraft	19,449	—	—	—	—
Total	154,522	84,782	—	—	—
There have been no significant changes in the Group’s financial risk management described above relative to the prior year.
38.    Exchange rates
The following major rates of exchange were used in the preparation of the consolidated financial statements:

		March 31, 2018	March 31, 2017	March 31, 2016

ZAR:USD	– closing	11.83	13.41	14.83
	– average	12.99	14.06	13.78
ZAR:GBP	– closing	16.60	16.75	21.31
	– average	17.21	18.42	20.63

Notes to the consolidated financial statements

for the year ended March 31, 2018

39. List of Group companies
MiX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below. All of the entities listed below have been consolidated.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2018%	March 31, 2017%

Direct
MiX Telematics Investments Proprietary Limited	Treasury company	RSA	100	100
MiX Telematics Africa Proprietary Limited	Asset tracking and fleet management products and services	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet management products and services and research and development	RSA	100	100
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada	Fleet management products and services	Brazil	95	95

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Deregistered	RSA	—	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited (1)	Fleet management products and services	RSA	85.1	85.1
MiX Telematics Fleet Support Services Proprietary Limited	Fleet management products and services	RSA	100	100
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9
MiX Telematics Romania SRL(2)	Fleet management services	Romania	99	99
MiX Telematics (Thailand) Limited	Fleet management products and services	Thailand	100	100
MiX Telematics Australasia Proprietary Limited	Fleet management products and services	Australia	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada(3)	Fleet management products and services	Brazil	5	—

(1)
The remaining shareholding in this company is owned by a structured entity, the MiX Telematics Enterprise BEE Trust (which holds a 14.9% interest in MiX Telematics Enterprise SA Proprietary Limited), which has been fully consolidated. Control of the structured entity was assessed when IFRS 10 Consolidated Financial Statements was adopted with effect from April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. This trust was set up in prior years to invest in the specified Group company and to hold such investment for its beneficiaries.

(2)	During fiscal 2015, MiX Telematics Middle East FZE incorporated MiX Telematics Romania SRL and obtained a 99% interest therein. The 1% non-controlling interest is held by management.

(3)	MiX Investments Proprietary Limited acquired Edge’s 5% equity interest in MiX Brazil during the year. See note 20 for more information.